FINANCIAL AND OPERATING HIGHLIGHTS(1)

	Year ended December 31
($ millions, except as noted)	2009	2008	% Change
Financial
Petroleum and natural gas sales	161.7	318.1	(49)
Funds flow from operations	60.3	179.6	(66)
Per share – diluted ($/share)	0.90	2.65	(66)
Net loss	(97.9)	(116.6)	16
Per share – diluted ($/share)	(1.46)	(1.72)	15
Exploration and development expenditures	93.4	170.8	(45)
Investments(2) - market value	342.9	249.9	37
Total assets	1,102.0	1,144.6	(4)
Net debt	50.9	97.5	(48)
Common shares outstanding (thousands)	72,058	66,741	8
Operating
Sales Volumes
Natural gas (MMcf/d)	51.8	61.0	(15)
Oil and NGLs (Bbl/d)	3,580	3,594	-
Total (Boe/d)	12,207	13,764	(11)
Gas weighting	71%	74%	3
Average realized price
Natural gas ($/Mcf)	4.44	8.64	(49)
Oil and NGLs ($/Bbl)	59.50	95.12	(37)

Reserves(3)
Proved plus probable
Natural gas (Bcf)	155.0	163.9	(5)
Crude oil and NGLs (MBbl)	8,667	9,062	(4)
Total (MBoe)	34,493	36,379	(5)
Estimated net future revenue before tax @ 10%
Proved	365.5	445.7	(18)
Proved plus probable	549.6	659.7	(17)
Net undeveloped land (thousands of acres)	1,151	1,221	(6)
Net wells drilled	21	38	(45)

(1)

Readers are referred to the advisories concerning non-GAAP measures and oil and gas measures and definitions under the heading “Advisories” in Management’s Discussion and Analysis.

(2)

Based on the period-end closing prices of publicly traded enterprises and book value of the remaining investments.

(3)

Working interest reserves before royalty deductions, using forecast prices and costs.

President’s Message

In 2009, Paramount was able to navigate through the most devastating economic environment it has faced in its 30 plus year history. We believe we are on the cusp of significant additions to production and reserves. Our strategic investments have also appreciated in value and we have secured the leases of what we expect will be large resource opportunities in both shale gas and additional oil sands. Paramount’s land position on a number of large resource plays is expected to result in significant value appreciation for our shareholders.

Paramount produced 12,200 Boe/d and generated cash flow of $60 million in 2009, both slightly below our expectations as a result of production delays and lower than anticipated natural gas prices. We executed a $93 million capital expenditure program that was essentially in line with our budget. Our focus on cost control for all aspects of our business resulted in lower operating and general and administrative costs. It is anticipated that further improvements will be made through continued focus on cost control and growth in the Company’s production rates over the next 18 months.

Looking forward, most of the near term gains in production and reserves are expected to come from Karr and Kaybob, where Paramount has made considerable advances in drilling and completion techniques over the past year. At Karr, Paramount has progressed from its initial horizontal re-entry completion with seven stage fracture treatments in the Montney Formation to recent new horizontal wells with up to 22 stage fracture treatments with significantly improved results. Paramount plans to drill seven of these wells at Karr in 2010,  expand the existing compression facilities to 8 MMcf/d, and construct new compression facilities at Karr that would add an additional 20 MMcf/d of capacity with flexibility for rapid expansion to 40 MMcf/d should continued drilling success be achieved. At Kaybob, a successful horizontal well was drilled and completed with seven stage fracture treatments in the winter of 2009. A second well has now been drilled into the same formation with 16 stage fracture treatments and delivered significantly better results. Paramount is currently drilling and completing three additional horizontal wells and plans to drill and complete up to six horizontal wells utilizing multi-stage fracturing technology in 2010.

Paramount has continued to move forward on the evaluation of our Hoole oil sands project. A 45 well delineation drilling program was completed during this past winter. Many of these wells were cored to complete further detailed geological work and to satisfy land tenure obligations. In addition, work was done to evaluate proximal water reservoirs for potential use in future commercial developments, and environmental baseline data was collected which will be necessary if and when a commercial development application is made. Paramount had this asset independently evaluated by third-party engineers, who provided a best estimate assessment of 458 million Bbls of contingent bitumen resource having a net present value of $1.4 billion discounted at ten percent. We plan to incorporate our recent drilling results into an updated evaluation assessment in the summer of 2010. Paramount has also established a large lease position prospective for bitumen in the Devonian Grosmont Formation. We expect to see resource delineation of these lands in the not too distant future.

Paramount has spent several years actively mapping the potential for producing natural gas from the thick sections of Devonian-aged shale in the Horn River Basin and Liard Basin located in Northeast British Columbia and the Southern Northwest Territories. Industry understanding of the Horn River Basin play has moved very quickly, with exceptional amounts paid at land sales for the rights to explore and produce this resource. This rapid escalation in price for acreage made it difficult to add lands at prices Paramount was willing to pay. Fortunately, we have our legacy land position to explore on. We do anticipate there to be significant potential for Muskwa shale gas development on our lands principally at Maxhamish, Liard South and Ootla. We have been much more successful adding land on what we believe to be an emerging shale gas development in the Devonian shale further west in the Liard Basin. Paramount has added to our legacy land position at Patry through successful land sale activities in Q4 2008 and throughout the summer of 2009. Paramount believes it holds a much more substantial position in the Liard Basin play that could prove up significant gas potential should this play concept prove successful and economic to develop.

Paramount has established an extensive portfolio of strategic investments and anticipates each investment to increase in value as their respective business plans evolve. The most material investments are in Trilogy Energy, MEG Energy, and MGM Energy. Trilogy has been enjoying considerable success drilling very high rate wells at its Kaybob South property, with recent wells testing at rates of 15-20 MMcf/d. Trilogy expects to grow its production by 10 percent this year while maintaining a monthly dividend of $0.035 per share. MEG Energy is ramping up production after completing construction of its 25,000 Bbl/d Phase 2 development at its Christina Lake project. MEG Energy has also commenced construction on its 35,000 Bbl/d Phase 2B expansion at Christina Lake. MGM Energy is starting to see some advances on the regulatory approvals for the construction of the Mackenzie Valley Pipeline project, which is critical to realizing value from the substantial natural gas reserves that it has established in the Mackenzie Delta. MGM Energy estimates that it has close to 1 Tcf of discovered natural gas resource and intends to complete its commercial development over the next decade.

Paramount has budgeted $130 million for exploration and development activities in our core asset areas, not including any additional expenditures for undeveloped land, acquisitions or divestitures. We also plan to spend approximately $10 million on our oil sands properties. We expect our capital expenditure budget will grow production from 12,200 Boe/d to 13,000 Boe/d. Paramount looks forward to delivering on our 2010 goals, and anticipates realizing on the hard work invested into the business over the last several years repositioning the Company for its next growth leg in our long history.

/s/ J.H.T. Riddell

    J.H.T. Riddell

President and Chief Operating Officer

March 19, 2010

REVIEW OF OPERATIONS

2009 Overview

▪

Funds flow from operations in 2009 decreased by $119.3 million from the prior year due primarily to the impact of lower realized commodity prices and lower production, partially offset by lower royalties, operating costs and general and administrative expenses.

▪

Paramount’s net loss in 2009 was $97.9 million versus a net loss of $116.6 million in the prior year. The current year loss included the impacts of lower commodity prices and lower production and higher tax expense. The prior year loss included $96.9 million of Strategic Investment write downs.

Principal Properties

▪

Petroleum and natural gas sales declined by $156.4 million, of which $126.0 million was due to lower prices and $30.4 million was due to lower sales volumes.

▪

Netback before settlements of financial commodity contracts decreased by $112.0 million to $70.5 million in 2009 due to lower revenues, partially offset by lower royalties and operating expenses.

▪

Operating expenses decreased by 21 percent to $56.7 million in 2009. Operating expenses per Boe decreased 11 percent to $12.72 in 2009 from $14.31 in 2008.

▪

The Kaybob COU drilled 13 (5.7 net) wells and tied in 16 (8.6 net) wells in 2009. New wells were drilled on existing locations in Smoky and Resthaven, which reduced drilling and completion costs.

▪

The Grande Prairie COU drilled six (5.1 net) wells in 2009. Drilling activity focused on the deep gas project at Karr-Gold Creek, where two new Montney wells were brought on production and a Nikanassin well was recompleted.

▪

The Northern COU drilled and tied in three (3.0 net) wells in 2009. The Company also received Crown land use permits to carry out its planned eight (7.3 net) well drilling program for 2010.

▪

The Southern COU completed a Bakken well in the third quarter of 2009 that was drilled in 2008. Although Paramount’s drilling program has not met expectations, recent drilling and completion results of other operators in the region have been positive, and Paramount is assessing the impact of this on future plans for the Company’s North Dakota lands.

▪

Added 3.5 MMBoe of proved reserves and 2.6 MMBoe of proved plus probable reserves, after technical revisions.

Strategic Investments

▪

The Company completed a $30.4 million drilling rig financing and the proceeds were used to reduce the credit facility balance.

▪

Paramount moved two drilling rigs to Alberta from North Dakota, which are being used in the Grande Prairie and Kaybob COU’s drilling programs.

▪

Paramount invested $5.0 million in Redcliffe Exploration Inc., a publicly traded oil and gas company.

▪

The Company drilled seven additional oil sands evaluation wells at Hoole for $2.0 million and commenced a $10 million drilling and evaluation program for 2010.

Corporate

▪

Paramount closed a public offering and private placements of an aggregate of 6,000,000 Common Shares for gross proceeds of $93.8 million.

▪

Corporate general and administrative costs decreased 35 percent to $14.7 million from $22.6 million in 2008.

▪

The Company purchased 615,600 Common Shares for $4.2 million at an average cost of $6.85 per share under the Company’s Normal Course Issuer Bid.

Principal Properties

Kaybob

The Kaybob Corporate Operating Unit (“Kaybob COU”) produces natural gas, natural gas liquids (“NGLs”), and crude oil in West Central Alberta. The core natural gas producing areas in the Kaybob COU include Musreau, Resthaven and Smoky, with incremental crude oil produced in the Kakwa, Musreau and Smoky areas. The Kaybob COU pursues multiple Deep Basin gas horizons which are high pressure, liquids rich, tight gas formations with large reservoir potential and is permitted to complete multiple formations and commingle production in the wellbore in most of this region.

Total sales for the Kaybob COU averaged 3,615 Boe/d in 2009, comprised of 18.9 MMcf/d of natural gas and 470 Bbl/d of crude oil and NGLs. Sales volumes in 2009 were similar to 2008, as production from new wells replaced natural declines from existing wells. Production in the Kaybob COU was impacted by the decision to delay initial production of two (2.0 net) new wells from March until early November due to low natural gas prices.

Capital expenditures, excluding land, in the Kaybob COU for 2009 were approximately $40 million, and were focused on drilling 13 (5.7 net) wells and the completion, equipping and tie-in of wells drilled in 2009 and late 2008. The 2009 drilling program included two (2.0 net) Smoky gas wells that incorporated horizontal multistage fracture stimulations, five (2.2 net) gas wells in Kakwa, two (0.7 net) of which were brought on production during the year and three (1.3 net) gas wells in Resthaven that were brought on production during the year.

The majority of the Kaybob COU 2010 capital investment will be focused in the Musreau, Resthaven, and Smoky areas and will continue to target multiple Cretaceous formations. The Kaybob COU plans to drill 12 (7.3 net) wells during the 2010 drilling season, complete and tie-in wells that were drilled in prior years and recomplete additional horizons in several wells. The drilling program includes one horizontal Dunvegan well in the Resthaven area which finished drilling in early January, two horizontal wells targeting the Dunvegan formation in the Smoky area and one horizontal well targeting the Falher formation in the Musreau area.

The Kaybob COU continues to focus on reducing per-well costs and increasing reserves recoveries. These efforts include drilling five wells from locations with existing wells in this winters drilling program and performing larger multi-stage fracture stimulations, with the expectation that higher production rates and increased recoverable reserves will result. In February 2010 regulations were changed, permitting the drilling of up to four wells per section in the Kaybob COU’s core areas. The revised regulations allow Paramount to drill up to 1,000 (600 net) wells without making applications for increased well density. The Deep Basin continues to be a core area for Paramount, and as project economics improve, is expected to be a significant growth platform for the Company over the next five to ten years.

Grande Prairie

The Grande Prairie Corporate Operating Unit (“Grande Prairie COU”) produces natural gas, NGLs, and crude oil in the Peace River Arch area of Alberta. Primary natural gas producing areas in the Grande Prairie COU include properties at Mirage and a new longer-term deep basin development in the Karr-Gold Creek area targeting liquids rich tight gas. The primary crude oil producing property in the Grande Prairie COU is in the deep, light, sweet oil trend at Crooked Creek.

Total sales for the Grande Prairie COU averaged 2,204 Boe/d in 2009, comprised of 7.5 MMcf/d of natural gas and 960 Bbl/d of crude oil and NGLs. Sales volumes in 2009 were similar to 2008 as incremental production at Crooked Creek and Karr-Gold Creek offset natural declines in Mirage and Ante Creek.

At Crooked Creek, Good Production Practice waterflood commenced in December 2008, resulting in working interest volumes increasing from approximately 500 Boe/d to over 700 Boe/d in late-2009. Production from Karr-Gold Creek increased during the year as wells drilled in 2008 and 2009 were brought on production.

Capital expenditures, excluding land, in the Grande Prairie COU for 2009 were $45 million, focused on the Karr-Gold Creek development and facility expansion. Paramount also acquired approximately 24,000 net acres of undeveloped land at Karr-Gold Creek and Valhalla (2008 - 24,000 net acres), including considerable acreage in the Nikanassin sweet gas play in the area.

At Karr-Gold Creek, three (3.0 net) horizontal multistage fracture stimulated wells were drilled in the lower Montney reservoir during 2009. Two of the wells were completed and tied in during 2009 and the third is planned to be tied in during the first quarter of 2010. As of December 31, 2009 production from the new wells was constrained due to facility limitations. In February 2010, facility compression was doubled to 8 MMcf/d of raw gas. Additional facility and infrastructure expansions are planned in the area in 2010, pending an evaluation of 2009 / 2010 winter drilling and completion results. Other Karr-Gold Creek development in the year included the completion of one (1.0 net) Nikanassin tight gas well, which was tied in to sweet gas facilities acquired by Paramount subsequent to year-end.

In 2009, the Grande Prairie COU also drilled two (1.1 net) Montney wells at Valhalla. One (0.5 net) horizontal well is currently on production and one (0.6 net) vertical well is expected to be tied in during the second half of 2010. The wells were completed using similar horizontal multistage fracture stimulation technology to that used at Karr-Gold Creek.

The Grande Prairie COU’s planned capital program for 2010 is focused on the Montney and Nikanassin reservoirs in the Karr-Gold Creek area, including drilling critical pool defining wells and expanding facilities, and further drilling and development of Montney opportunities at Valhalla.

Northern

The Northern Corporate Operating Unit (“Northern COU”) includes properties in Northwest Alberta, Northeast British Columbia, and extends into the Cameron Hills and Fort Liard areas of the Northwest Territories. The primary focus of the Northern COU remains at Cameron Hills in the Northwest Territories, where this property accounts for a significant portion of the corporate operating unit’s total natural gas, crude oil and NGLs production. Other significant natural gas producing properties in the Northern COU are located at Bistcho and Haro in Northwest Alberta and Clarke Lake in Northeast British Columbia.

Total sales for the Northern COU averaged 3,006 Boe/d in 2009, comprised of 14.7 MMcf/d of natural gas and 548 Bbl/d of crude oil and NGLs. Volumes decreased in 2009 by 21 percent from 2008 primarily as a result of natural declines, and to a lesser degree, because of the shut-in of properties. The decision to delay the tie-in of one (1.0 net) well due to low commodity prices also impacted 2009 production.

The Northern COU’s capital expenditures for 2009 were approximately $8 million, excluding land. During 2009, three (3.0 net) gas wells were drilled, tied in and brought on production in the Bistcho area of which two remain on stable production with the third producing intermittently due to water contact issues. The majority of field activities for the Northern COU occurred in the first quarter of 2009 because of restricted seasonal access.

In 2010, Paramount anticipates drilling up to eight (7.3 net) operated oil wells in the Cameron Hills area. The first well is expected to be completed and tied in during the first quarter of 2010, with the remainder being completed in the first quarter of 2010 and tied in during 2011. Production and follow-up development drilling associated with these wells will occur in subsequent years, pending an evaluation of the 2010 drilling results.

Southern

The Southern Corporate Operating Unit (“Southern COU”) produces crude oil and natural gas in Southern Alberta, Montana and North Dakota. The Southern COU’s core areas are comprised of the gas producing Chain / Craigmyle field near Drumheller, Alberta and the oil producing area near Medora, North Dakota.

The Southern COU produced 3,380 Boe/d in 2009 comprised of 10.7 MMcf/d of gas and 1,602 Bbl/d of crude oil and NGLs, a decrease of 589 Boe/d from 2008 due primarily to declines in natural gas production in Alberta, partially offset by an increase in oil production in the United States.

Capital expenditures, excluding land, for the Southern COU in 2009 were approximately $7 million, the majority of which related to the completion of a Bakken well in North Dakota.

In the Chain region, the Southern COU significantly reduced capital spending from previous years, as a result of weak gas prices. The main focus of the Southern COU in 2009 was to reduce operating costs without significantly reducing production. Paramount shut in one electric compressor and idled a gas plant which reduced operating costs by approximately $1 million for 2009 with only a minor impact on gas production.

In 2010, the Southern COU anticipates drilling 22 (16.0 net) wells in Alberta, including 17 (11.7 net) shallow gas wells in the Chain area.

In the United States, Paramount operates as Summit Resources Inc. (“Summit”), a wholly-owned subsidiary. In North Dakota, Summit produces oil from the Mission Canyon, Bakken, Birdbear, Duperow, Stonewall and Red River formations. Drilling results and commodity prices caused Summit to delay the 2009 drilling program, limiting activities to a single completion performed in the third quarter of 2009 of a well drilled in 2008. The results of the completion were lower than anticipated, and the well continues to recover fracture fluid.

Paramount continues to believe its North Dakota properties represent an important component of the Company. Although Paramount’s drilling program has not met expectations, recent drilling and completion results of other operators in the region have been positive, and Paramount is assessing the impact of this on future plans for the Company’s North Dakota lands.

Strategic Investments

Paramount’s Strategic Investments include investments in other entities, including affiliates, and development stage assets where there is no near-term expectation of production, but a longer-term value proposition based on spin-outs, dispositions, or future revenue generation. These investments represent an important component of the total value of the Company. Paramount’s significant Strategic Investments are described below.

Oil Sands and Carbonate Bitumen

Paramount’s land position includes approximately 175,000 acres of oil sands leases (approximately 172,000 net acres), prospective for oil sands bitumen and carbonate bitumen. Included in this acreage is approximately 48 contiguous sections (30,680 acres) of 100 percent owned in-situ oil sands leases in the Hoole area of Alberta (the “Hoole Properties”), situated within the western portion of the Athabasca Oil Sands region.

In recent years, Paramount commenced the delineation and evaluation of the Hoole Properties. From 2004 to 2008, Paramount drilled seven oil sands evaluation wells to evaluate the Wabiskaw and Grand Rapids formations. During 2008, the Company commissioned an independent resource evaluation of the Hoole Properties. The evaluation was conducted by the Company’s independent reserves evaluator, McDaniel & Associates Consultants Ltd. (“McDaniel”). McDaniel estimated that as of August 1, 2008 the Hoole Properties contained approximately 458 million barrels of contingent bitumen resources (Best Estimate P50) having a discounted future net revenue of $1.4 billion (before income tax, PV10, Best Estimate P50, updated for January 1, 2009 pricing) from the Grand Rapids formation. Additional information concerning the McDaniel evaluation is contained in Paramount’s 2009 Annual Information Form.

During 2009, the Company continued to delineate the Hoole Properties, drilling an additional seven evaluation wells for a total cost of $2 million. Paramount has budgeted $10 million for 2010 to drill additional delineation wells and to begin aspects of project development, including preliminary facility design and a water study. The Company expects to submit an application for regulatory approval in 2011 to commence a pilot project.

Shale Gas

Paramount’s land position includes considerable acreage in Northeast British Columbia and the Northwest Territories prospective for shale gas from the Horn River Basin and the Liard Basin.

The Company is in the early stages of evaluating the potential of its acreage in this emerging shale play. Paramount has been actively monitoring industry activity in the Horn River and Liard Basins where operators are applying multi-stage fracturing technology to maximize production rates and reserves recoveries and commencing the development of infrastructure to process and transport production.

Paramount has received regulatory approval to drill its first shale gas well in the Horn River Basin, and currently plans to drill the well in the first quarter of 2011.

Drilling Rigs

Paramount owns three custom built triple-sized drilling rigs. During 2009, two of the drilling rigs were relocated to Alberta from the United States and are being used in the Company’s drilling programs in the Grande Prairie and Kaybob COUs. The third rig remains in North Dakota.

Investments

Paramount continues to hold investments in the securities of a number of public and private entities, which are summarized as of December 31, 2009 below:

	Shares / Units Owned	Market Value(1)
	(millions)	($/share or unit)	($ millions)
Trilogy Energy Trust(2)	24.0	8.59	$ 206.1
MEG Energy Corp.	3.7	27.50	101.8
MGM Energy Corp.	43.8	0.29	12.5
Other(3)			22.5
Total			$ 342.9

(1)

Based on the period-end closing price of publicly traded investments and book value of remaining investments.

(2)

On February 5, 2010, Trilogy Energy Trust converted from an income trust to a corporation named Trilogy Energy Corp.  See below for further details.

(3)

Includes Redcliffe Exploration Inc., NuLoch Resources Inc., Paxton Corporation, and other public and private corporations.

Trilogy Energy Trust

Trilogy Energy Trust was a publicly traded Canadian energy trust formed through the 2005 spinout of certain assets of Paramount in the Kaybob and Marten Creek areas of Central Alberta. On February 5, 2010, Trilogy Energy Trust converted from an income trust structure to a corporate structure whereby all of the outstanding trust units of Trilogy Energy Trust were exchanged for shares of Trilogy Energy Corp.

Pursuant to the conversion transaction, Paramount received 12.8 million common shares and 11.3 million non-voting shares of Trilogy Energy Corp. in exchange for the 24.1 million trust units owned at the conversion date, resulting in Paramount holding 21 percent of the economic interest in the corporation immediately following the conversion. Trilogy Energy Corp. non-voting shares are essentially the same as Trilogy Energy Corp. common shares except they do not have voting rights.

Trilogy Energy Corp. is a publicly traded Canadian petroleum and natural gas-focused corporation that actively acquires, develops, produces and sells natural gas, crude oil and natural gas liquids. Its core areas include producing assets in the Kaybob and Grande Prairie areas and the corporation is active in developing its substantial inventory of low-risk development opportunities.

MEG Energy Corp.

MEG Energy Corp. (“MEG”) is a privately-owned company based in Calgary, Alberta solely focused on oil sands development in the Athabasca region of Alberta. MEG owns a 100 percent working interest in over 800 square miles of oil sands leases. Two commercial projects have been identified, the first is the Christina Lake Regional Project, estimated by MEG’s independent reserve engineers to be capable of producing over 200,000 Bbl/d of bitumen on a sustained basis for over 30 years. The second project is in the Surmont area, estimated by MEG’s independent reserve engineers to be capable of producing 50,000 Bbl/d of bitumen on a sustained basis for over 30 years.

Paramount acquired its ownership interest in MEG in 2007 as partial consideration for the sale of certain oil sands leases and related properties to MEG.

MGM Energy Corp.

MGM Energy Corp. (“MGM Energy”) is a Canadian energy company focused on the acquisition and development of hydrocarbon resources in the Northwest Territories. The company's business strategy is to acquire interests in prospective lands and existing discoveries in the Canadian North, and to employ current technology in exploring those lands, with the ultimate intention of developing projects that will ship hydrocarbons through the Mackenzie Valley pipeline, when built.

MGM Energy was formed through the 2007 spinout by Paramount of certain farm-in rights and other assets in the Northwest Territories.

Operating Statistics

Sales Volumes

Paramount’s average daily sales volumes by corporate operating unit for the years ended December 31, 2009 and 2008 are summarized below:

Natural Gas Sales (MMcf/d)	2009	2008	Change (%)
Kaybob	18.9	18.2	4
Grande Prairie	7.5	9.7	(23)
Northern	14.7	18.2	(19)
Southern	10.7	14.1	(24)
Other	-	0.8	-
Total	51.8	61.0	(15)

Crude Oil and Natural Gas Liquids Sales (Bbl/d)
Kaybob	470	576	(18)
Grande Prairie	960	628	53
Northern	548	768	(29)
Southern	1,602	1,619	(1)
Other	-	3	-
Total	3,580	3,594	(1)

Total Sales (Boe/d)
Kaybob	3,615	3,606	-
Grande Prairie	2,204	2,241	(2)
Northern	3,006	3,796	(21)
Southern	3,380	3,969	(15)
Other	2	152	(99)
Total	12,207	13,764	(11)

Natural Gas Price (after realized gains and losses on financial instruments) ($/Mcf)	Crude Oil and Natural Gas Liquids Price (after realized gains and losses on financial instruments) ($/Bbl)

Capital Expenditures

($ millions)	2009	2008
Geological and geophysical	5.2	7.1
Drilling and completions	65.1	137.1
Production equipment and facilities	23.1	26.6
Exploration and development expenditures	93.4	170.8
Land and property acquisitions	6.4	17.6
Cash proceeds on dispositions and other	(0.8)	(21.2)
Principal Properties	99.0	167.2
Strategic Investments	17.6	14.8
Corporate	0.1	1.0
Net capital expenditures	116.7	183.0

Land

The following table summarizes the Company’s land position at December 31:

(thousands of acres)	2009			2008
	Gross	Net	Average Working Interest	Gross	Net	Average Working Interest
Undeveloped land	1,620	1,151	71%	1,754	1,221	70%
Acreage assigned reserves	588	304	52%	598	319	53%
Total	2,208	1,455	66%	2,352	1,540	65%
Value of undeveloped land(1) ($ millions)		$145.1			$150.3

 (1) Based on McDaniel & Associates Consultants Ltd. appraisal summary of acreage evaluation.

Exploration and Development Expenditures ($ millions)	2009 Exploration and Development Expenditures ($93.4 million)

Drilling

Drilling activity for the years ended December 31, 2009 and 2008 is as follows:

	2009
	Development		Exploration		Total
	Gross	Net	Gross	Net	Gross	Net
Gas	18	10	4	3	22	13
Oil	1	-	1	1	2	1
Dry and abandoned	-	-	-	-	-	-
Oil Sands and other	7	7	-	-	7	7
Total	26	17	5	4	31	21

	2008
	Development		Exploration		Total
	Gross	Net	Gross	Net	Gross	Net
Gas	27	10	16	10	43	20
Oil	21	15	4	1	25	16
Dry and abandoned	1	1	2	1	3	2
Oil Sands and other	-	-	-	-	-	-
Total	49	26	22	12	71	38

Wells Drilled (gross)	Drilling Distribution (31 Wells)

                                                               Drilling Success Rate
                                                                          (gross) (%)

Reserves

Paramount’s reserves for the year ended December 31, 2009 were evaluated by McDaniel and prepared in accordance with the National Instrument 51-101 definitions, standards and procedures.

Paramount’s working interest reserves and before tax net present value of future net revenues for the year ended December 31, 2009 using forecast prices and costs are as follows:

	Gross Proved and Probable Reserves (1)				Before Tax Net Present Value (1)
	Natural Gas	Light & Medium Crude Oil	Natural Gas Liquids	Total	($ millions)
					Discount Rate
Reserves Category	(Bcf)	(MBbl)	(MBbl)	(MBoe)	0%	10%	15%
Canada
Proved
Developed Producing	68.1	2,195	807	14,348	380.8	282.8	251.3
Developed Non-producing	18.2	98	338	3,471	57.7	31.8	26.0
Undeveloped	3.7	-	-	613	10.8	3.8	1.9
Total Proved	90.0	2,293	1,146	18,432	449.3	318.4	279.3
Total Probable	64.2	1,037	556	12,299	350.3	164.0	129.0
Total Proved plus Probable Canada	154.2	3,330	1,702	30,731	754.6	482.4	408.2

United States
Proved
Developed Producing	0.5	2,728	80	2,894	77.1	47.5	40.3
Developed Non-producing	-	-	-	1	(0.4)	(0.3)	(0.3)
Undeveloped	-	-	-	-	-	-	-
Total Proved	0.5	2,728	80	2,896	76.6	47.1	40.0
Total Probable	0.2	800	29	866	45.2	20.1	15.5
Total Proved plus Probable USA	0.8	3,528	108	3,762	121.8	67.2	55.5

Total Company
Total Proved	90.5	5,020	1,225	21,328	525.9	365.5	319.3
Total Probable	64.5	1,837	585	13,165	350.5	184.1	144.4
Total Proved plus Probable	155.0	6,857	1,810	34,493	876.4	549.6	463.7

(1)  Columns may not add due to rounding

(2)   Refer to the oil and gas measures and definitions under the heading “Advisories” in Management’s Discussion and Analysis.

Natural Gas Reserves Proved and Probable (Bcf)	Crude Oil and Natural Gas Liquids Reserves Proved and Probable (MBbl)

                                                                 Total Reserves
                                                              Proved and Probable
                                                                     (MBoe)

Reserves Reconciliation

The following table sets forth the reconciliation of Paramount's working interest reserves for the year ended December 31, 2009 using forecast prices and costs:

	Proved Reserves			Probable Reserves			Proved & Probable Reserves
	Natural Gas	Oil and NGLs	Boe(3)	Natural Gas	Oil and NGLs	Boe(3)	Natural Gas	Oil and NGLs	Boe(3)
	Bcf	MBbl	MBoe	Bcf	MBbl	MBoe	Bcf	MBbl	MBoe
January 1, 2009	95.8	6,278	22,244	68.1	2,784	14,136	163.9	9,062	36,379
Extensions and discoveries	11.2	541	2,405	7.4	246	1,479	18.6	787	3,884
Technical revisions	2.7	738	1,194	(2.7)	(645)	(1,095)	-	94	100
Economic factors	(0.3)	(3)	(60)	(8.3)	36	(1,355)	(8.7)	32	(1,415)
Production (1)	(18.9)	(1,307)	(4,456)	-	-	-	(18.9)	(1,307)	(4,456)
December 31, 2009(2)	90.5	6,245	21,328	64.5	2,422	13,165	155.0	8,667	34,493

(1)

Excludes production from royalty interests.

(2)

Columns and rows may not add due to rounding.

(3)

Refer to the oil and gas measures and definitions under the heading “Advisories” in Management Discussion and Analysis.

Proved and probable reserves were reduced by 1,415 MBoe in 2009 because of economic factors related primarily to a property in the Northern COU, where reductions in forecast prices resulted in reserves being considered uneconomic.

Finding and Development Costs(1)

($ millions, except as noted)	Proved	Proved Plus Probable
Geological and geophysical	$ 5.2	$ 5.2
Drilling and completions	65.1	65.1
Production equipment and facilities	23.1	23.1
Exploration and development expenditures	93.4	93.4
Land	6.4	6.4
Change in future capital	(8.2)	(24.7)
Total finding and development capital	$ 91.6	$ 75.2
Net reserves additions (2) (MBoe)	3,540	2,569
Finding and development costs ($/Boe)	$ 25.88	$ 29.27

(1)

Refer to the oil and gas measures and definitions under the heading “Advisories” in Management’s Discussion and Analysis.

(2)

Extensions and discoveries plus technical revisions plus economic factors.

Finding and Development Costs

($/Boe)	2009	2008	2007	3 Year Average
Proved	$ 25.88	$ 142.03	$ 120.86	$ 96.26
Proved plus Probable(1)	$ 29.27	$ 366.31	$ N/A	$ 197.79

(1)

2007 proved and probable finding and development costs not applicable due to negative technical revisions.

.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”), dated March 10, 2010, should be read in conjunction with the audited Consolidated Financial Statements of Paramount Resources Ltd. (“Paramount” or the “Company”) for the year ended December 31, 2009. Information included in this MD&A is presented in accordance with Generally Accepted Accounting Principles (“GAAP”) in Canada. Certain comparative figures have been reclassified to conform to the current year’s presentation.

This document contains forward-looking information, non-GAAP measures and disclosures of barrels of oil equivalent volumes. Readers are referred to the “Advisories” heading in this document concerning such matters.

Additional information concerning Paramount, including its Annual Information Form, can be found on the SEDAR website at www.sedar.com.

Paramount is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of petroleum and natural gas. Management’s strategy is to maintain a balanced portfolio of opportunities, to grow reserves and production in Paramount’s Principal Properties while maintaining a large inventory of undeveloped acreage, and to selectively pursue higher risk/higher return prospects.

Paramount has spun-out three public entities: (i) Paramount Energy Trust in February, 2003; (ii) Trilogy Energy Trust (“Trilogy”) in April, 2005; and (iii) MGM Energy Corp. (“MGM Energy”) in January, 2007. Paramount continues to hold investments in the securities of Trilogy (now Trilogy Energy Corp.) and MGM Energy in its portfolio of strategic investments.

Paramount has divided its operations into three business segments established by management to assist in resource allocation, to assess operating performance and to achieve long-term strategic objectives: i) Principal Properties; ii) Strategic Investments; and iii) Corporate.

Paramount’s Principal Properties are divided into four Corporate Operating Units (“COUs”) as follows:

•

The Kaybob COU, which includes properties in West Central Alberta;

•

The Grande Prairie COU, which includes properties in the Peace River Arch area of Alberta;

•

The Northern COU, which includes properties in Northern Alberta, the Northwest Territories and Northeast British Columbia; and

•

The Southern COU, which includes properties in Southern Alberta, Saskatchewan, Montana and North Dakota.

Strategic Investments include investments in other entities, including affiliates, and development stage assets where there is no near-term expectation of production, but a longer-term value proposition based on spin-outs, dispositions, or future revenue generation. The three rigs owned by Paramount Drilling U.S. L.L.C. ("Paramount Drilling") and Fox Drilling Inc. ("Fox Drilling") are included in Strategic Investments.

The Corporate segment is comprised of income and expense items, including general and administrative expense and interest expense that have not been specifically allocated to Principal Properties or Strategic Investments.

All amounts in Management’s Discussion and Analysis are presented in millions of Canadian dollars unless otherwise noted.

HIGHLIGHTS

Year ended December 31	2009	2008	2007

FINANCIAL
Petroleum and natural gas sales	161.7	318.1	283.4
Funds flow from operations	60.3	179.6	100.5
per share - diluted ($/share)	0.90	2.65	1.42
Net (loss) earnings	(97.9)	(116.6)	416.2
per share - basic ($/share)	(1.46)	(1.72)	5.94
per share - diluted ($/share)	(1.46)	(1.72)	5.89
Exploration and development expenditures	93.4	170.8	266.8
Total assets	1,102.0	1,144.6	1,312.5
Long-term debt	93.7	109.5	134.6
Net debt	50.9	97.5	(15.5)

OPERATIONAL
Sales volumes
Natural gas (MMcf/d)	51.8	61.0	78.8
Oil and NGLs (Bbl/d)	3,580	3,594	3,536
Total (Boe/d)	12,207	13,764	16,669

Net wells drilled	21	38	108

FUNDS FLOW FROM OPERATIONS PER BOE ($/Boe)
Petroleum and natural gas sales	36.29	63.14	46.59
Royalties	(4.64)	(9.49)	(6.66)
Operating expense and production tax	(12.72)	(14.31)	(14.06)
Transportation	(3.11)	(3.12)	(2.61)
Netback	15.82	36.22	23.26
Hedging settlements	2.89	3.45	1.98
Netback including hedging settlements	18.71	39.67	25.24
General and administrative	(3.86)	(5.15)	(5.49)
Interest	(2.52)	(1.97)	(5.28)
Distributions from investments	3.37	4.28	2.68
Asset retirement obligation expenditures	(0.91)	(1.67)	(1.14)
Other	(1.26)	0.48	0.51
	13.53	35.64	16.52

2009 Overview

Principal Properties

▪

Petroleum and natural gas sales declined by $156.4 million, of which $126.0 million was due to lower  prices and $30.4 million was due to lower sales volumes.

▪

Netback before settlements of financial commodity contracts decreased by $112.0 million to $70.5 million in 2009 due to lower revenues, partially offset by lower royalties and operating expenses.

▪

Operating expenses decreased by 21 percent to $56.7 million in 2009. Operating expenses per Boe decreased 11 percent to $12.72 in 2009 from $14.31 in 2008.

▪

The Kaybob COU drilled 13 (5.7 net) wells and tied in 16 (8.6 net) wells in 2009. New wells were drilled on existing locations in Smoky and Resthaven, which reduced drilling and completion costs.

▪

The Grande Prairie COU drilled six (5.1 net) wells in 2009. Drilling activity focused on the deep gas project at Karr-Gold Creek, where two new Montney wells were brought on production and a Nikanassin well was recompleted.

▪

The Northern COU drilled and tied in three (3.0 net) wells in 2009. The Company also received Crown land use permits to carry out its planned eight (7.3 net) well drilling program for 2010.

▪

The Southern COU completed a Bakken well in the third quarter of 2009 that was drilled in 2008. Although Paramount’s drilling program has not met expectations, recent drilling and completion results of other operators in the region have been positive, and Paramount is assessing the impact of this on future plans for the Company’s North Dakota lands.

Strategic Investments

▪

The Company completed a $30.4 million drilling rig financing and the proceeds were used to reduce the credit facility balance.

▪

Paramount moved two drilling rigs to Alberta from North Dakota, which are being used in the Grande Prairie and Kaybob COU’s drilling programs.

▪

Paramount invested $5.0 million in Redcliffe Exploration Inc., a publicly traded oil and gas company.

▪

The Company drilled seven additional oil sands evaluation wells at Hoole for $2.0 million and commenced a $10 million drilling and evaluation program for 2010.

Corporate

▪

Paramount closed a public offering and private placements of an aggregate of 6,000,000 Common Shares for gross proceeds of $93.8 million.

▪

Corporate general and administrative costs decreased 35 percent to $14.7 million from $22.6 million in 2008.

▪

The Company purchased 615,600 Common Shares for $4.2 million at an average cost of $6.85 per share under the Company’s Normal Course Issuer Bid (“NCIB”).

Net Earnings (Loss)

Year ended December 31	2009	2008	2007
Principal Properties	(106.9)	33.6	(290.2)
Strategic Investments	(18.0)	(96.4)	779.2
Corporate	(27.6)	(39.1)	(29.6)
Taxes	54.6	(14.7)	(43.2)
Net Earnings (Loss)	(97.9)	(116.6)	416.2

▪

Paramount’s net loss in 2009 of $97.9 million compared to a net loss of $116.6 million in the prior year. The current year loss included the impacts of lower commodity prices and lower production, dry hole charges of $24.3 million, a $14.9 million write-down of petroleum and natural gas properties and $54.6 million of tax expense. The 2008 net loss included $96.9 million of Strategic Investment write-downs and $50.7 million of property and goodwill write-downs.

▪

Paramount’s net loss of $116.6 million in 2008 compared to net earnings of $416.2 million in 2007. Earnings for 2007 included $799.4 million of Strategic Investment disposition gains partially offset by $273.9 million of property and goodwill write-downs.

Funds Flow From Operations

The following is a reconciliation of funds flow from operations to the nearest GAAP measure:

Year ended December 31	2009	2008	2007
Cash from operating activities	72.1	194.9	98.7
Change in non-cash working capital	(11.8)	(15.3)	1.8
Funds flow from operations	60.3	179.6	100.5
Funds flow from operations ($/Boe)	13.53	35.64	16.52

▪

Funds flow from operations in 2009 decreased by $119.3 million from the prior year due primarily to the impact of lower realized commodity prices and lower production, partially offset by lower royalties, operating costs and general and administrative expenses.

Principal Properties

Netback and Segment Earnings (Loss)

Year ended December 31	2009		2008
		($/boe)		($/boe)
Petroleum and natural gas sales	161.7	36.29	318.1	63.14
Royalties	(20.7)	(4.64)	(47.8)	(9.49)
Operating expense and production tax	(56.7)	(12.72)	(72.1)	(14.31)
Transportation	(13.8)	(3.11)	(15.7)	(3.12)
Netback	70.5	15.82	182.5	36.22
Settlements of financial commodity contracts	12.9	2.89	17.4	3.45
Netback including settlements of financial commodity contracts	83.4	18.71	199.9	39.67
Other Principal Property items (see below)	(190.3)		(166.3)
Segment earnings (loss)	(106.9)		33.6

Petroleum and Natural Gas Sales

Year ended December 31	2009	2008	% Change
Natural gas sales	83.9	193.0	(57)
Oil and NGLs sales	77.8	125.1	(38)
Total	161.7	318.1	(49)

Petroleum and natural gas sales in 2009 were $161.7 million, down 49 percent from 2008 due to the impact of lower prices and sales volumes.

The impact of changes in prices and volumes on petroleum and natural gas sales revenue are as follows:

	Natural gas	Oil and NGLs	Total
Year ended December 31, 2008	193.0	125.1	318.1
Effect of changes in prices	(79.4)	(46.6)	(126.0)
Effect of changes in sales volumes	(29.7)	(0.7)	(30.4)
Year ended December 31, 2009	83.9	77.8	161.7

Sales Volumes

Year ended December 31	2009			2008			Change
	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d

Kaybob	18.9	470	3,615	18.2	576	3,606	0.7	(106)	9
Grande Prairie	7.5	960	2,204	9.7	628	2,241	(2.2)	332	(37)
Northern	14.7	548	3,006	18.2	768	3,796	(3.5)	(220)	(790)
Southern	10.7	1,602	3,380	14.1	1,619	3,969	(3.4)	(17)	(589)
Other	–	–	2	0.8	3	152	(0.8)	(3)	(150)
Total	51.8	3,580	12,207	61.0	3,594	13,764	(9.2)	(14)	(1,557)

Natural gas sales volumes decreased to 51.8 MMcf/d in 2009 compared to 61.0 MMcf/d in 2008. The decrease was primarily a result of production declines, shut-ins at Haro due to low prices in the Northern COU and the impacts of various 2008 property sales and payouts, partially offset by new production from the 2008/2009 capital program in the Kaybob, Grande Prairie and Northern COUs.

Crude oil and NGLs sales volumes decreased to 3,580 Bbl/d in 2009 compared to 3,594 Bbl/d in 2008, primarily as a result of declines at Cameron Hills in the Northern COU, partially offset by increases attributable to waterflood at Crooked Creek in the Grande Prairie COU.

Average Realized Prices

Year ended December 31	2009	2008	% Change
Natural gas ($/Mcf)	4.44	8.64	(49)
Oil and NGLs ($/Bbl)	59.50	95.12	(37)
Total ($/Boe)	36.29	63.14	(43)

Commodity Prices

Key monthly average commodity price benchmarks and foreign exchange rates are as follows:

Year ended December 31	2009	2008	% Change
Natural Gas
AECO (Cdn$/GJ)	3.93	7.71	(49)
New York Mercantile Exchange (Henry Hub Close) (US$/MMbtu)	4.00	9.04	(56)
Crude Oil
Edmonton par (Cdn$/Bbl)	65.70	102.87	(36)
West Texas Intermediate (US$/Bbl)	61.68	99.65	(38)
Foreign Exchange
Cdn$/US$	1.14	1.07	7

Paramount’s average realized natural gas price for 2009, before financial commodity contract impacts, was $4.44/Mcf compared to $8.64/Mcf in 2008. Paramount’s natural gas sales portfolio primarily consists of sales priced at the Alberta spot market, Eastern Canadian markets, and California markets and is sold in a combination of daily and monthly contracts.

The average realized oil and NGLs price for 2009, before financial commodity contracts impacts, decreased to $59.50/Bbl compared to $95.12/Bbl in 2008. Paramount's Canadian oil and NGLs sales portfolio primarily consists of sales priced relative to Edmonton Par, adjusted for transportation and quality differentials. The Company’s United States oil and NGLs sales portfolio is sold at the well head with differentials negotiated relative to West Texas Intermediate crude oil prices.

Commodity Price Management

Paramount, from time to time, uses financial and physical commodity price instruments to manage exposure to commodity price volatility. Paramount has not designated any of the financial instrument contracts as hedges, and as a result changes in the fair value of these contracts are recognized in earnings.

Settlements of financial commodity contracts were as follows:

Year ended December 31	2009	2008
Received on settlement
Gas contracts	12.9	2.9
Crude oil contracts	–	14.5
Total	12.9	17.4

At December 31, 2009, Paramount’s outstanding natural gas contracts are summarized as follows:

Instruments	Total Notional	Average Price	Fair Value	Remaining Term
Gas – AECO swaps	30,000 GJ/d	Fixed - CAD$5.53/GJ	2.2	January 2010 – October 2010

Paramount has a long-term physical contract expiring in January of 2011, to sell 3,400 GJ/d of natural gas at $2.73/GJ plus an escalation factor. At December 31, 2009 the fair value of the contract was a loss of $4.1 million.

Royalties

Year ended December 31	2009	2008	% Change
Natural gas	3.7	27.7	(87)
Oil and NGLs	17.0	20.1	(15)
Total	20.7	47.8	(57)
Royalty rate (%)	12.8%	15.0%

Natural gas royalties declined by 87 percent in 2009 compared to the prior year and include the impacts of lower natural gas revenue and lower royalty rates as a result of the New Alberta Royalty Framework. Oil and NGLs royalties decreased 15 percent compared to the prior year due primarily to lower prices.

Operating Expense and Production Tax

Year ended December 31	2009	2008	% Change
Operating expense	54.5	68.9	(21)
Production tax	2.2	3.2	(31)
Total	56.7	72.1	(21)

Operating expenses decreased by $14.4 million compared to 2008, primarily due to lower turnaround, facility decommissioning and other operating costs in the Northern COU and lower operating costs in the other COUs due to lower production volumes and lower oilfield service costs. Operating expenses and production tax per Boe were 11 percent lower in 2009 than 2008. Current year production tax in the United States decreased by 31 percent due to lower prices and refunds related to low productivity wells.

Transportation Expense

Year ended December 31	2009	2008	% Change
Transportation expense	13.8	15.7	(12)

Transportation expense decreased to $13.8 million in 2009 compared to $15.7 million in 2008, primarily as a result of lower production volumes. Transportation costs include the expenses of shipping natural gas to sales points in California and the United States East coast.

Other Principal Property Items

Year ended December 31	2009	2008
Depletion, depreciation and accretion	140.4	117.3
Exploration	5.0	7.2
Dry hole expenses	24.3	11.4
Gain on sale of property, plant and equipment	(0.5)	(9.1)
Commodity contracts – net of settlements	7.6	(16.7)
Write-down of petroleum and natural gas assets and goodwill	14.9	50.7
Other	(1.4)	5.5
Total	190.3	166.3

Depletion, depreciation, and accretion increased to $140.4 million or $31.51 per Boe in 2009 compared to $117.3 million or $23.28 per Boe in 2008. The increase was primarily due to high finding and developing costs in recent years.

At December 31, 2009, Paramount recorded $24.3 million of dry hole expenses related to suspended exploratory well costs. The charge was primarily related to exploratory wells in the Kaybob and Northern COUs that were suspended for more than one year, where it was determined that sufficient progress was no longer being made in assessing reserves. The 2008 dry hole expense related primarily to unsuccessful wells in the Northern and Grande Prairie COUs.

The Company recorded a $14.9 million (2008 - $40.4 million) impairment charge on petroleum and natural gas properties primarily in the Southern and Grande Prairie COUs. The write-down was the result of exploration and development capital costs exceeding the net present value of the reserves discovered.

In 2008, the Company recorded a $10.3 million impairment charge of goodwill due to an excess of carrying value over the fair value of its reporting units.

Strategic Investments

Year ended December 31	2009	2008
Loss from investments	(7.3)	(93.4)
Drilling operations, net	(3.7)	–
Stock-based compensation	(4.6)	0.3
Other expenses	(2.4)	(3.3)
Segment Earnings (Loss)	(18.0)	(96.4)

Strategic Investments at December 31, 2009 include the following:

•

investments in Trilogy, MEG Energy Corp. (“MEG Energy”), MGM Energy, NuLoch Resources Inc. (“Nuloch”), Paxton Corporation and Redcliffe Exploration Inc. (“Redcliffe”);

•

oil sands resources at Hoole, situated within the western portion of the Athabasca Oil Sands region, and carbonate bitumen holdings in Northeast Alberta;

•

shale gas holdings in the Horn River and Liard Basins; and

•

three drilling rigs operated by Paramount’s wholly-owned subsidiaries: Fox Drilling in Canada and Paramount Drilling in the United States.

The loss from investments in 2009 includes $17.4 million of equity losses, a net dilution gain of $6.9 million, and a gain of $3.2 million on the disposition of the Company’s 6.1 million Class A common shares of NuLoch in September for proceeds of $4.6 million.  The prior year loss from investments includes a $41.8 million write-down of MGM Energy and a $50.0 million write-down of MEG Energy.

During 2009, Paramount participated in Trilogy’s distribution reinvestment plan, acquiring an additional 1.7 million units. In October 2009, Trilogy issued 10 million trust units and Paramount recognized a dilution gain of $8.5 million. At December 31, 2009 Paramount’s equity interest in Trilogy was 21.7 percent compared to 23.3 percent at December 31, 2008.

On February 5, 2010, Trilogy converted from an income trust to a corporation, named Trilogy Energy Corp., through a business combination with a private company. Paramount’s 24.1 million Trilogy units (as of February 5, 2010) were converted into 12.8 million common shares of Trilogy Energy Corp., which are pledged as security for Paramount’s US Senior Notes, and 11.3 million non-voting shares of Trilogy Energy Corp.  The non-voting shares convert to common shares on a one-for-one basis if: i) beneficial ownership of the non-voting shares are transferred to any person that is not related to or affiliated with Paramount; or ii) Trilogy Energy Corp. exercises its right to convert the non-voting shares to common shares. Following the conversion, Paramount owned approximately 21 percent of Trilogy Energy Corp.’s equity and approximately 15 percent of the voting shares.

During the year, the Company purchased 19.6 million Class A shares and 57,444 Class B shares of Redcliffe for $5.0 million. As of December 31, 2009, Paramount owned 16.6 percent of Redcliffe’s outstanding Class A shares and 3.8 percent of Redcliffe’s outstanding class B shares.

In October 2009, Paramount acquired 6.6 million Class A common shares of NuLoch for $4.6 million.

Paramount owns three drilling rigs: one is located in the United States, one was moved to Canada in the year, and a third newly constructed rig was also moved to Canada. The rigs in Canada participated in the Company’s 2009/2010 winter drilling program in the Grande Prairie and Kaybob COUs. The third drilling rig remains in North Dakota.

Corporate

Year ended December 31	2009	2008
General and administrative	14.7	22.6
Stock-based compensation	12.9	4.3
Depletion and depreciation	1.0	1.7
Interest and financing charges	10.7	9.9
Foreign exchange (gain) loss	(11.5)	3.3
Other (income) expense	(0.2)	(2.7)
Corporate costs	27.6	39.1

Corporate segment net costs were $27.6 million in 2009, compared to $39.1 million in the prior year. The Company’s continued focus on cost control in 2009 resulted in a decrease in general and administrative costs of $7.9 million, including a $5.1 million reduction in personnel costs. The foreign exchange gain in 2009 was primarily the result of an unrealized gain of $16.1 million on the outstanding US Senior Notes.

Capital Expenditures

Year ended December 31	2009	2008
Geological and geophysical	5.2	7.1
Drilling and completions	65.1	137.1
Production equipment and facilities	23.1	26.6
Exploration and development expenditures	93.4	170.8
Land and property acquisitions	6.4	17.6
Proceeds on dispositions and other	(0.8)	(21.2)
Principal Properties	99.0	167.2
Strategic Investments	17.6	14.8
Corporate	0.1	1.0
Net capital expenditures	116.7	183.0

Exploration and development expenditures for the year ended December 31, 2009 were $93.4 million compared to $170.8 million in 2008. Current year expenditures were reduced by $3.8 million as a result of the Alberta Drilling Royalty Credit program.

Exploration and development expenditures in 2009 were focused on the Karr-Gold Creek deep gas project and facility expansion in the Grande Prairie COU and drilling Deep Basin wells in the Smoky, Musreau and Resthaven areas in the Kaybob COU. Paramount’s 2009 exploration and development budget was $90 million. The 17 well shallow gas drilling program originally planned at Chain in the Southern COU was delayed until 2010 due to low natural gas prices, and instead, development of the Karr-Gold Creek deep gas project was accelerated.

Strategic Investments capital expenditures in 2009 included $7.2 million for land, $8.0 million for construction and commissioning of the third drilling rig and $2.0 million to drill seven oil sands evaluation wells at Hoole.

Wells drilled are as follows:

(wells drilled)	2009		2008
	Gross(1)	Net(2)	Gross(1)	Net(2)
Gas	22	13	43	20
Oil	2	1	25	16
Oil sands evaluation	7	7	–	–
Dry and abandoned	–	–	3	2
Total	31	21	71	38

 (1) Gross is the number of wells in which Paramount has a working interest or a royalty interest that may be converted to a working interest.

(2) Net is the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage of working interest.

Liquidity and Capital Resources

Paramount manages its capital structure to support current and future business plans and periodically adjusts the structure in response to changes in economic conditions and the risk characteristics of the Company’s underlying assets and operations. Paramount may adjust its capital structure by issuing or repurchasing shares, altering debt levels, modifying capital programs, and acquiring or disposing of assets.

	2009	2008	Change
Workig capital(1)	(43.5)	(12.9)	(30.6)
US Senior Notes (excluding unamortized financing fees)	94.4	110.4	(16.0)
Net debt	50.9	97.5	(46.6)
Share capital	393.1	302.7	90.4
Contributed surplus	2.9	2.4	0.5
Retained earnings	373.7	473.4	(99.7)
Accumulated other comprehensive income	3.2	–	3.2
Total Capital	823.8	876.0	(52.2)

(1) Excludes risk management assets and liabilities and stock-based compensation liabilities.

Working Capital

Paramount’s working capital surplus at December 31, 2009 was $43.5 million compared to a surplus of $12.9 million at December 31, 2008. The increase in working capital is primarily due to the fourth quarter share issuances and funds flow from operations, partially offset by capital spending.

During the year, the Company refinanced its drilling rigs with a $30.4 million drilling rig loan from a Canadian bank. Interest is payable at the bank’s prime lending rate or bankers’ acceptance rate, as selected by the Company, plus an applicable margin. Recourse and security for the drilling rig loan is limited to Paramount’s three drilling rigs and drilling contracts guaranteed by Paramount. Proceeds from the drilling rig loan were used to pay down the credit facility balance. A $1.0 million principal payment was made in December 2009.

Paramount expects to finance its 2010 operations, contractual obligations, and capital expenditures from existing cash and cash equivalents, from funds flow from operations, and from available borrowing capacity, if required.

Bank Credit Facility

Paramount’s credit facility has a borrowing base and lender commitment of $125 million and is available on a revolving basis to April 30, 2010. The Company has requested an extension to the revolving term of its credit facility to April 29, 2011 and expects to finalize details of the extension before April 30, 2010. In the event the revolving period is not extended, the facility would be available on a non-revolving basis for an additional year, at which time the facility would be due and payable. As of December 31, 2009, no balance was drawn on the credit facility. Paramount had undrawn letters of credit outstanding at December 31, 2009 of $16.2 million that reduce the amount available to the Company under the credit facility.

The maximum that Paramount may borrow under the credit facility is subject to semi-annual review, and is dependent upon Paramount’s reserves and lenders’ projections of future commodity prices, among other factors.

US Senior Notes

At December 31, 2009 the outstanding balance of Paramount’s 8.5% US Senior Notes remains at US$90.2 million ($94.4 million).

In 2007 and 2008, Paramount made open market repurchases of US$123.4 million principal amount of US Senior Notes, reducing the outstanding balance to US$90.2 million from the original balance of US$213.6 million. Paramount may re-market the purchased debt at its discretion. The US Senior Notes were partially hedged economically with a foreign exchange collar in 2008. In January 2009, Paramount received $12.2 million (2008 – paid $15.8 million) on settlement of the contract.

Share Capital

In November 2008, Paramount received regulatory approval under Canadian securities laws to purchase Common Shares under a NCIB commencing November 20, 2008 for a twelve month period. Under the NCIB, Paramount was permitted to purchase for cancellation up to 3,387,456 Common Shares. During 2009, Paramount purchased 615,600 Common Shares under the NCIB for a total cost of $4.2 million, of which $2.8 million was charged to share capital and $1.4 million was charged to retained earnings.

Including NCIB purchases in 2008, a total of 1,623,900 Common Shares were purchased by Paramount under the NCIB for a total cost of $11.4 million.

In October 2009, Paramount issued 1,000,000 Canadian Development Expense flow-through Common Shares for gross proceeds of $16.9 million to a company controlled by Paramount’s Chairman and Chief Executive Officer.

In November 2009, Paramount issued 500,000 Canadian Exploration Expense flow-through Common Shares for gross proceeds of $9.4 million through a private placement and 4,500,000 Common Shares for gross proceeds of $67.5 million through a public offering. A portion of the net proceeds were used to repay outstanding indebtedness under the Company’s credit facility.

At March 2, 2010, Paramount had 72,470,024 Common Shares and 4,303,700 Stock Options outstanding (974,534 exercisable).

Quarterly Information

	2009				2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Petroleum and natural gas sales	45.0	36.3	40.2	40.2	54.7	83.5	102.9	77.0

Funds flow from operations	18.8	10.2	13.7	17.6	68.2	40.9	46.3	24.2
per share - diluted ($/share)	0.27	0.15	0.21	0.27	1.01	0.60	0.68	0.36

Net earnings (loss)	(46.4)	(25.2)	(2.6)	(23.7)	(150.5)	103.9	(31.9)	(38.0)
per share - basic & diluted ($/share)	(0.67)	(0.38)	(0.04)	(0.36)	(2.23)	1.53	(0.47)	(0.56)

Sales volumes
Natural gas (MMcf/d)	47.0	49.9	59.1	51.1	53.4	57.3	67.7	65.8
Oil and NGLs (Bbl/d)	3,673	3,733	3,512	3,398	3,298	3,657	3,611	3,811
Total (Boe/d)	11,514	12,046	13,362	11,912	12,202	13,206	14,895	14,775

Average realized price
Natural gas ($/Mcf)	4.85	3.24	4.03	5.73	7.43	8.65	10.54	7.68
Oil and NGLs ($/Bbl)	71.00	62.33	57.83	45.38	60.04	112.64	115.55	89.44

Significant Items Impacting Quarterly Results

Quarterly earnings variances include the impacts of changing production volumes and market prices.

•

Fourth quarter 2009 earnings includes $24.3 million of dry hole expenses related to suspended exploratory well costs and a $14.9 million write-down of petroleum and natural gas properties.

•

Third quarter 2009 earnings include higher stock-based compensation charges, and lower earnings from Strategic Investments.

•

Second quarter 2009 earnings include increased future income tax recoveries and lower operating expenses.

•

First quarter 2009 earnings include lower Corporate costs and Strategic Investment losses.

•

Fourth quarter 2008 earnings include a $50.7 million write-down of petroleum and natural gas properties and goodwill and a $96.9 million investment impairment provision.

•

Third quarter 2008 earnings include $79.6 million of mark-to-market gains on financial commodity contracts and $29.8 million of equity investment income.

•

Second quarter 2008 earnings include $5.9 million of equity investment losses and mark-to-market losses of $56.4 million on financial commodity contracts.

•

First quarter 2008 earnings include $12.7 million of equity investment losses primarily related to MGM Energy and mark-to-market losses of $15.0 million on financial commodity contracts.

Fourth Quarter Review

Netback

Three months ended December 31	2009	2008
Revenue	45.0	54.7
Royalties	(7.4)	(7.0)
Operating expense and production tax	(12.5)	(18.5)
Transportation expense	(3.4)	(4.0)
Netback	21.7	25.2
Settlements of financial commodity contracts	1.7	42.4
Netback including settlements of financial commodity contracts	23.4	67.6
Netback including settlements of financial commodity contracts ($/Boe)	22.13	60.22

Funds Flow from Operations

Three months ended December 31	2009	2008
Cash flow from operating activities	21.3	71.6
Change in non-cash working capital	(2.5)	(3.4)
Funds flow from operations	18.8	68.2
Funds flow from operations ($/Boe)	17.75	60.73

Paramount’s fourth quarter sales volumes of 11,514 Boe/d consisted of 47.0 MMcf/d (2008 – 53.4 MMcf/d) of natural gas and 3,673 Bbl/d (2008 – 3,298 Bbl/d) of oil and NGLs, generating revenue of $45.0 million, a decrease of $9.7 million from the prior year comparable quarter due to lower natural gas prices and production volumes, partially offset by higher oil and NGL prices and production.

Fourth quarter royalties increased to $7.4 million in 2009 compared to $7.0 million in 2008, primarily as a result of higher oil royalties in the Grande Prairie and Southern COUs, partially offset by lower natural gas royalties due to lower natural gas revenue. The decrease in operating expenses in the fourth quarter of 2009 compared to the prior year is primarily related to higher prior year workover and equalization costs in the Grande Prairie COU, higher prior year equalization costs in the Northern COU and includes the impacts of lower oilfield service costs in 2009.

Funds flow from operations in the fourth quarter of 2009 decreased by $49.4 million to $18.8 million compared to $68.2 million in 2008, primarily due to a $40.7 million decrease in receipts from settlements of financial commodity contracts and a $9.7 million decrease in revenue.

Fourth quarter exploration and development expenditures of $21.5 million were primarily related to the Grande Prairie COU’s Karr-Gold Creek deep gas program and drilling horizontal wells in the Kaybob COU.

Subsequent Event

In January 2010 Paramount closed an acquisition of oil and gas properties and facilities in the Karr-Gold Creek area of Grande Prairie for $8.1 million.

Related Party Transactions

Service Agreements

Paramount provides certain operational and administrative services to Trilogy Energy Ltd., a wholly-owned subsidiary of Trilogy, and MGM Energy, at cost and cost plus 10 percent, respectively. Transactions with Trilogy and MGM Energy are settled monthly.  In addition, as a result of the respective spinouts, certain employees of Trilogy hold Paramount Options. Stock-based compensation expense related to these awards accrues to Paramount. The following table summarizes the related party transactions:

Year ended December 31	2009		2008
	Trilogy	MGM Energy	Trilogy	MGM Energy
Services agreement	0.5	0.1	0.3	0.2
Stock-based compensation	0.1	–	0.6	–
	0.6	0.1	0.9	0.2

Paramount also has transactions with Trilogy and Paramount Energy Operating Corp. (“PEOC”) in the normal course of business, including joint venture operations.  PEOC is a wholly-owned subsidiary of Paramount Energy Trust, and related by common significant influence.  These transactions are recorded at their exchange amounts.

In August of 2008, Paramount entered into an agreement with a supplier for the construction of a significant portion of a third drilling rig for US$8.2 million.  For the year ended December 31, 2008, US$6.5 million had been paid to the supplier. At December 31, 2009, the supplier was paid in full. An individual who indirectly owns part of the supplier is also a director of a company affiliated with Paramount.

Significant Equity Investee

The following table summarizes the assets, liabilities and results of operations of Trilogy Energy Trust. The amounts summarized have been derived directly from Trilogy’s financial statements as at and for the years ended December 31, 2009 and 2008, and do not include Paramount’s adjustments when applying the equity method of investment accounting. As a result, the amounts included in the table below cannot be used to derive Paramount’s equity income and net investment in Trilogy.

	Trilogy
As at December 31	2009	2008
Current assets	54.1	78.2
Long term assets	839.1	879.4
Current liabilities	63.8	70.7
Long term liabilities	394.8	470.8
Equity	434.6	416.1

Year ended December 31	2009	2008
Revenue	220.8	425.8
Expenses	260.1	294.1
Tax expense (recovery)	(5.9)	8.3
Net earnings (loss)	(33.4)	123.4
Units outstanding at December 31 (thousands)	110,490	95,997
Paramount’s equity interest in Trilogy at December 31(1)	21.7%	23.3%

(1) Readers are cautioned that Paramount does not have any direct or indirect interest in or right to Trilogy’s assets or revenue, nor does Paramount have any direct or indirect obligation in respect of or liability for Trilogy’s expenses or obligations.

Trilogy had 4.6 million trust unit options outstanding (1.1 million exercisable) at December 31, 2009 at exercise prices ranging from $4.85 to $12.88 per unit.

Outlook

Paramount's 2010 exploration and development budget is $130 million, excluding land purchases. The 2010 budget will focus on drilling and facility construction at Karr-Gold Creek in the Grande Prairie COU and Deep Basin opportunities in the Kaybob COU. In addition to the exploration and development budget, the Company has planned a $10 million oil sands drilling and evaluation program in the Hoole area. The Company has flexibility within its current capital plan to increase or decrease spending, depending upon future economic conditions, among other factors. Based on current production levels, market conditions, and the current exploration and development budget, 2010 annual average production is expected to be approximately 13,000 Boe/d.

Contractual Obligations

Paramount had the following contractual obligations at December 31, 2009:

	2010	2011-2012	2013-2014	After 2014	Total
US Senior Notes, including interest	8.1	16.1	98.7	–	122.9
Drilling rig loan, including interest	3.6	11.4	18.8	–	33.8
Pipeline transportation commitments (1)	13.2	21.3	10.3	38.3	83.1
Operating leases	5.8	2.4	–	–	8.2
Total	30.7	51.2	127.8	38.3	248.0

(1)

Certain of the pipeline transportation commitments are secured by $3.6 million of outstanding letters of credit million at December 31, 2009.

Flow-Through Shares

In the fourth quarter of 2009, the Company committed to renounce $9.4 million of Canadian exploration expenses and $16.9 million of Canadian development expenses pursuant to flow-through share issuances. The Company has until December 31, 2010 to incur these expenditures.

Contingencies

Paramount is party to various legal claims associated with the ordinary conduct of business. Paramount does not anticipate that these claims will have a material impact on its financial position.

Tax and royalty legislation and regulations, and government interpretation and administration thereof, continually changes. As a result, there are often tax and royalty matters under review by relevant government authorities. All tax filings are subject to subsequent government audit and potential reassessments. Accordingly, the final liability may differ materially from amounts estimated and recorded.

Crown royalties for Paramount’s production from frontier lands in the Northwest Territories have been recognized in the Consolidated Financial Statements based on the Company’s interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments from the Government of Canada for its past Northwest Territories royalty filings. Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of ongoing audits and/or assessments by the Government of Canada.  Additional material amounts could potentially become payable.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. The following is a discussion of the accounting estimates that are considered critical.

Property Plant and Equipment

Paramount follows the successful efforts method of accounting for its petroleum and natural gas operations.  The application of the successful efforts method of accounting requires the use of judgment to determine, among other things, the designation of wells as development or exploratory, and whether exploratory wells have discovered economically recoverable quantities of reserves. All costs of development wells are capitalized. Costs of drilling exploratory wells are initially capitalized, pending evaluation of reserves. If economically recoverable reserves are not found, such costs are charged to earnings.

Effective October 1, 2009, for purposes of calculating depletion, the Company adopted the Financial Accounting Standards Board update for Oil and Gas Reserve Estimation and Disclosures applicable to Accounting Standards Codification Topic 932 (“ASC 932”). The ASC 932 update changes the pricing methodology for proved reserves from period end pricing to an average of first day of month pricing for 12 months, consistent with the modernized US Securities and Exchange Commission reserves definition.  The effect of adopting ASC 932 for the year ended December 31, 2009 was to increase depletion expense by $7.2 million, decrease future income tax expense by $1.9 million, decrease net earnings by $5.3 million, and decrease basic and diluted earnings per share by $0.08.

Paramount recognizes royalty drilling credits as a reduction to property plant and equipment. The credits are recognized as they are earned, as determined by well depth, to the extent the Company anticipates being able to use the credits to reduce future royalties payable to the crown.

Reserve Estimates

Reserve engineering is an inherently complex and subjective process of estimating underground accumulations of petroleum and natural gas reserves. The process relies on interpretations of available geological, geophysical, engineering and production data. The accuracy of a reserves estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various economic assumptions and the judgment of those preparing the estimate.

In 2009, all of Paramount’s reserves were evaluated by a qualified independent reserves evaluator.  Because these estimates depend on many assumptions, all of which may differ from actual results, reserves estimates and estimates of future net revenue may be different from the quantities of petroleum and natural gas that are ultimately recovered and amounts actually realized. The results of drilling, testing and production after the date of an estimate may justify revisions to the estimate.

Estimates of reserves impact: (i) the assessment of whether or not an exploratory well has found economic reserves; (ii) depletion rates; and (iii) impairment assessments of oil and gas properties, all of which could have a material impact on earnings.

Impairment of Petroleum and Natural Gas Properties

Proved properties are reviewed for impairment annually, or as economic events dictate, on a field basis. An impairment provision is recorded when the carrying value of a field exceeds its estimated expected future cash flows from proved and probable reserves. Reserve estimates, as well as estimates for petroleum and natural gas prices, royalties, transportation and production costs, may change and there can be no assurance that additional impairment provisions will not be required in the future.

If exploratory wells encounter potentially economic quantities of oil and gas, the well costs remain capitalized as long as sufficient progress is being made in assessing the reserves and the economic and operating viability of the well. The concept of “sufficient progress” is a judgmental area, where the accounting rules prohibit the continued capitalization of suspended well costs on the mere chance that future market conditions will improve or new technologies will be found that would make the project’s development economically profitable. For certain exploratory projects, it is possible to have exploratory costs remain capitalized for several years while additional drilling is performed, or the Company seeks government, regulatory or partner approval of development plans.

Management reviews suspended well balances regularly and expenses the suspended well costs when the project does not warrant further development. Criteria utilized in making this determination include evaluation of the reservoir characteristics and hydrocarbon properties, expected development costs, and regulations.

Asset Retirement Obligations

Paramount recognizes the fair value of an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of the fair value can be made.  The accumulated asset retirement obligation is adjusted for the passage of time, which is recognized as accretion expense, and for revisions in either the timing or the amount of the original estimated cash flows associated with the liability.

Estimates of asset retirement costs are subject to uncertainty associated with the method, timing and economic and regulatory environments.  Accordingly, the actual payments to settle the obligations may differ materially from estimated amounts.

Carrying Value of Investments

The carrying value of investments is assessed for impairment at least annually. The Company estimates fair value based on factors including the expected future cash flows from the investment and public trading prices of investees’ shares or units. If the carrying value of an investment exceeds its estimated fair value and the impairment is assessed to be other than temporary, an impairment loss is recognized and the carrying value is written down to the fair value estimate. The process of assessing investments for impairment requires the application of various assumptions and judgments, including assessing whether the fair value of investments will return to their carrying value in reasonable periods and estimating the duration the investment will be held.

Carrying Value of Goodwill

Goodwill is tested for impairment, at least annually, using the expected future cash flows of the respective reporting unit to determine its fair value. Impairment is assessed based on the difference between the fair value of each reporting unit and its carrying value, including goodwill.  Any excess of the carrying value of the reporting unit over the fair value is charged to earnings. The process of assessing goodwill for impairment requires estimates of fair values involving various assumptions and judgments.

Income Taxes

The Company follows the liability method of accounting for income taxes, whereby future income taxes are recognized based on the difference between the carrying amount of an asset or liability reported in the financial statements and its respective tax basis, using substantively enacted income tax rates.  Accounting for income taxes is a complex process requiring management to interpret frequently changing laws and regulations and make judgments related to the application of tax law, estimate the timing of temporary difference reversals, and estimate the realization of tax assets. These interpretations and judgments and changes related to them impact the current and future tax provisions, future income tax assets and liabilities and net earnings.

Changes in Accounting Policies

Effective December 31, 2009, the Company adopted amendments to CICA section 3862 – “Financial Instruments – Disclosures”. The amendments include a three level fair value disclosure hierarchy related to financial instruments and improved liquidity risk disclosures associated with financial instruments.

Future Accounting Changes

International Financial Reporting Standards

The Accounting Standards Board of Canada has announced that accounting standards in Canada, as used by public companies, will be converted to International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011. The Company commenced the IFRS transition process in 2008, including:

Project Management

A steering committee has been established to monitor the transition and a project team has been assembled to research, analyze and implement the transition to IFRS. Paramount’s steering committee consists of senior members of management whose responsibilities include the approval of policy recommendations where alternatives are permitted. The project team is continuing to analyse policy changes and disclosure requirements and is actively participating in IFRS peer working groups and attending training courses.

Diagnostic

A diagnostic that identified key differences between existing Canadian GAAP and IFRS, as they relate to the Company, was completed in 2008.

Research and Policy Design

The project team has prepared Company specific draft accounting position papers based on the research conducted, and is engaged in on-going discussions with the Company’s auditors.

Through the diagnostic, the Company identified property plant and equipment as one key difference, among others. Although Paramount follows the successful efforts method of accounting for oil and gas operations, the transition to IFRS will require certain policy, process and disclosure changes, including impairment testing levels and exploration phase accounting. The project team has completed the preliminary determination of its cash generating units, which will impact impairment. Prior year’s impairments and depreciation may be required to be calculated on a retroactive basis and be reversed in certain circumstances.

Other significant differences include, but are not limited to, accounting for cash-settled stock-based compensation liabilities, translating the monetary balances of foreign subsidiaries denominated in foreign currencies and accounting for available-for-sale investments in private companies carried at cost.

Implementation

This phase includes employee and stakeholder training, approval and implementation of accounting policy changes, implementation of new and changed processes, implementation and testing of new systems and controls as well as the preparation of an opening IFRS balance sheet. This phase will be the focus for 2010 and will include the following key activities:

•

Testing and implementation of IFRS information system modifications. The modifications have been tested in a test environment and will be incorporated into systems in the second quarter of 2010, enabling the Company to generate IFRS balances in parallel with Canadian GAAP balances.

•

The determination of Paramount’s IFRS policy choices and IFRS 1 elections will be substantially completed in the second half of 2010.

•

Preparing the opening balance sheet and the reconciliation from Canadian GAAP to IFRS. Quantification of IFRS impacts on the opening IFRS balance sheet will be completed in the latter half of 2010.

•

Drafting IFRS financial statement disclosures. A preliminary draft of Paramount’s IFRS disclosure will be completed in the second half of 2010.

•

As the IFRS accounting policies and processes are determined, corresponding changes to internal controls over financial reporting and disclosure controls procedures will be made to ensure controls remain effective.

Business Activities

Paramount is a reserves-based borrower and changes to the carrying value of its assets are not expected to have a significant impact on the Company’s debt structure or agreements.

Disclosure Controls and Procedures

As of the year ended December 31, 2009, an evaluation of the effectiveness of Paramount’s disclosure controls and procedures, as defined by the rules of the Canadian Securities Administrators, was performed by the Company’s management with the participation of the chief executive officer and chief financial officer. Based upon that evaluation, the Company’s chief executive officer and chief financial officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company is (i) recorded, processed, summarized and reported within the time periods specified in Canadian securities law and (ii) accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while the Company’s chief executive officer and chief financial officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. The Company’s internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that the Company’s assets are safeguarded.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2009. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control – Integrated Framework to evaluate the effectiveness of the Company’s internal control over financial reporting.  Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009.

Internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedure may deteriorate.

Changes in Internal Controls Over Financial Reporting

During the fiscal year and quarter ended December 31, 2009, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Advisories

Forward-looking Information

Certain statements in this document constitute forward-looking information under applicable securities legislation. Forward-looking information in this document includes references to:

▪

expected production volumes;

▪

planned exploration and development budget;

▪

budget allocations and capital spending flexibility;

▪

planned per well cost reduction and improved reserve recovery in the Kaybob COU;

▪

the outcome of the Crown royalty and income tax audits and assessments;

▪

expected future plans relating to the North Dakota properties;

▪

expected drilling programs, well tie-ins, facility expansions and the timing thereof;

▪

planned timing of the application for regulatory approval of the Hoole pilot project;

▪

reserve and resource estimates

▪

capital structure and the flexibility to change future business plans; and

▪

the expected extension of the revolving term of the credit facility.

Forward-looking information is based on a number of assumptions. In addition to any other assumptions identified in this document, assumptions have been made regarding: future oil and gas prices remaining economic and provisions for contingencies being adequate. Assumptions have also been made relating to production levels from existing wells and exploration and development plans based on management’s experience, historical trends, current conditions and anticipated future developments.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking information. The material risks and uncertainties include, but are not limited to:

▪

fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

▪

the uncertainty of estimates and projections relating to future production, costs and expenses;

▪

the ability to secure adequate product processing, transportation and storage;

▪

the uncertainty of exploration, development and drilling;

▪

operational risks in exploring for, developing and producing crude oil and natural gas, and the timing thereof;

▪

the ability to obtain equipment, services, supplies and personnel in a timely manner;

▪

potential disruption or unexpected technical difficulties in designing, developing or operating new or existing facilities;

▪

risks and uncertainties involving the geology of oil and gas deposits;

▪

the uncertainty of reserves and resource estimates;

▪

the ability to generate sufficient cash flow from operations and other sources of financing at an acceptable cost to meet current and future obligations;

▪

changes to the status or interpretation of laws, regulations or policies;

▪

the timing of governmental or regulatory approvals;

▪

changes in general business and economic conditions;

▪

uncertainty regarding aboriginal land claims and co-existing with local populations; and

▪

the effects of weather.

The foregoing list of risks is not exhaustive. Additional information concerning these and other factors which could impact Paramount are included in Paramount’s most recent Annual Information Form. The forward-looking information contained in this document is made as of the date hereof and, except as required by applicable securities law, Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

In this document "Funds flow from operations", "Funds flow from operations - per Boe", "Funds flow from operations per share - diluted", "Netback", "Netback including settlements of financial commodity contracts" and "Net Debt", collectively the "Non-GAAP measures", are used do not have any standardized meanings as prescribed by GAAP. They are used to assist management in measuring the Company’s ability to finance capital programs and meet financial obligations. Funds flow from operations refers to cash flows from operating activities before net changes in operating working capital. Netback equals petroleum and natural gas sales less royalties, operating costs, production taxes and transportation costs. Refer to the calculation of Net Debt in the liquidity and capital resources section of this document. Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, or other measures of financial performance calculated in accordance with GAAP. The Non-GAAP measures are unlikely to be comparable to similar measures presented by other issuers.

Oil and Gas Measures and Definitions

This document contains disclosure expressed as “Boe”, and “Boe/d”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

Management’s Report

The accompanying Consolidated Financial Statements of Paramount Resources Ltd. (the “Company”) are the responsibility of Management and have been approved by the Board of Directors. The Consolidated Financial Statements have been prepared by Management in Canadian dollars in accordance with Canadian Generally Accepted Accounting Principles and include certain estimates that reflect Management’s best judgments. When alternative accounting methods exist, Management has chosen those it considers most appropriate in the circumstances. Financial information contained throughout the annual report is consistent with these Consolidated Financial Statements.

Management is also responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. The Company’s internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that the Company’s assets are safeguarded.

The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and internal control. The Board of Directors exercises this responsibility through the Audit Committee.  The Audit Committee meets regularly with Management and the independent auditors to ensure that Management’s responsibilities are properly discharged and to review the Consolidated Financial Statements. The Audit Committee reports its findings to the Board of Directors for consideration when approving the annual Consolidated Financial Statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or re-appointment of the external auditors. The Audit Committee of the Board of Directors is comprised entirely of non-management directors.

Ernst & Young LLP, independent auditors appointed by the shareholders of the Company, conducts an examination of the Consolidated Financial Statements in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States).  Ernst & Young LLP has full and free access to the Audit Committee and Management.

 /s/ Clayton H. Riddell

/s/ Bernard K. Lee

Clayton H. Riddell

Bernard K. Lee

Chief Executive Officer

Chief Financial Officer

March 10, 2010

Independent Auditors’ Report on the Consolidated Financial Statements

We have audited the Consolidated Balance Sheets of Paramount Resources Ltd. (the “Company”) as at December 31, 2009 and 2008 and the Consolidated Statements of Loss, Shareholders’ Equity, Comprehensive Loss, and Cash Flows for each of the years in the two-year period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2009 in conformity with Canadian generally accepted accounting principles.

As disclosed in Note 1(f) to the Consolidated Financial Statements, the Company has changed its reserve estimates as a result of adopting new oil and gas reserve estimation requirements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2010 expressed an unqualified opinion thereon.

Calgary, Canada

March 3, 2010

/s/ Ernst & Young LLP

Chartered Accountants

PARAMOUNT RESOURCES LTD. Consolidated Balance Sheet ($ thousands)

As at December 31	2009	2008
ASSETS (Note 6)
Current assets
Cash and cash equivalents	$ 93,238	$ 54,131
Accounts receivable	23,488	41,319
Risk management assets (Note 11)	2,187	19,690
Prepaid expenses and other	2,301	1,661
	121,214	116,801
Property, plant and equipment, net (Note 3)	716,235	766,103
Investments (Note 4)	234,586	234,423
Future income taxes (Note 10)	29,940	27,230
	$ 1,101,975	$ 1,144,557

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Drilling rig loan (Note 5)	$ 29,380	$ –
Accounts payable and accrued liabilities	46,162	84,192
Current portion of stock-based compensation liability (Note 9)	11,441	19
	86,983	84,211
Long-term debt (Note 6)	93,655	109,452
Asset retirement obligations (Note 7)	103,462	87,237
Stock-based compensation liability (Note 9)	3,771	–
Future income taxes (Note 10)	41,194	85,170
	329,065	366,070

Commitments and contingencies (Note 15)

Shareholders' equity
Share capital (Note 8)	393,087	302,727
Contributed surplus	2,890	2,398
Retained earnings	373,745	473,362
Accumulated other comprehensive income	3,188	–
	772,910	778,487
	$ 1,101,975	$ 1,144,557

See the accompanying notes to these Consolidated Financial Statements

On behalf of the Board

/s/ J.H.T. Riddell

                /s/ J.C. Gorman

J.H.T. Riddell

J.C. Gorman

Director

Director

PARAMOUNT RESOURCES LTD. Consolidated Statement of Loss ($ thousands, except as noted)

Year ended December 31	2009	2008

Revenue
Petroleum and natural gas sales	$ 161,671	$ 318,088
Gain on financial commodity contracts (Note 11)	5,277	34,140
Royalties	(20,659)	(47,827)
	146,289	304,401
Expenses
Operating expense and production tax	56,669	72,080
Transportation	13,842	15,719
General and administrative	17,217	25,946
Stock-based compensation	17,599	3,956
Depletion, depreciation and accretion	141,597	121,085
Exploration	5,316	7,201
Dry hole expenses (Note 3)	24,343	11,380
Gain on sale of property, plant and equipment	(534)	(9,068)
Write-down of petroleum and natural gas assets (Note 3)	14,939	40,416
Write-down of goodwill (Note 3)	–	10,258
Interest and financing charges	11,214	9,903
Foreign exchange	(11,503)	3,297
Debt extinguishment and other	(395)	5,894
	290,304	318,067
Loss from investments (Note 4)	(7,333)	(93,375)
Other income (loss)	(1,168)	5,113
Loss before tax	(152,516)	(101,928)
Income and other tax expense (recovery) (Note 10)
Current and other	(889)	(4,063)
Future	(53,743)	18,758
	(54,632)	14,695
Net loss	$ (97,884)	$ (116,623)

Net loss per common share ($/share) (Note 8)
Basic	$ (1.46)	$ (1.72)
Diluted	$ (1.46)	$ (1.72)

See the accompanying notes to these Consolidated Financial Statements.

PARAMOUNT RESOURCES LTD. Consolidated Statement of Cash Flows ($ thousands)

Year ended December 31	2009	2008

Operating activities
Net loss	$ (97,884)	$ (116,623)
Add (deduct)
Items not involving cash (Note 13)	137,511	285,621

Asset retirement obligation expenditures	(4,050)	(8,400)
Exploration and dry hole expenses	29,659	18,581
Gain on sale of available-for-sale investments	(3,193)	–
Debt extinguishment costs	–	380
Stock incentive plan	(1,775)	–
	60,268	179,559
Change in non-cash working capital (Note 13)	11,797	15,310
Cash from operating activities	72,065	194,869

Financing activities
Proceeds from drilling rig loan, net	30,307	–
Repayment of drilling rig loan	(1,000)	–
Repayment of long-term debt	–	(48,745)
Settlement of foreign exchange contracts	12,205	(15,774)
Common shares issued, net of issuance costs	91,170	457
Common shares repurchased (Note 8)	(4,219)	(7,276)
Cash from (used in) financing activities	128,463	(71,338)

Investing activities
Expenditures on property, plant and equipment and exploration	(117,510)	(204,268)
Proceeds on sale of property, plant and equipment	791	21,207
Purchase of investments	(20,005)	(58,158)
Proceeds on sale of investment	4,605	–
Settlement of note receivable	–	75,000
Change in non-cash working capital (Note 13)	(29,302)	13,515
Cash used in investing activities	(161,421)	(152,704)

Net increase (decrease) in cash and cash equivalents	39,107	(29,173)
Cash and cash equivalents, beginning of year	54,131	83,304
Cash and cash equivalents, end of year	$ 93,238	$ 54,131

Supplemental cash flow information (Note 13)
See the accompanying notes to these Consolidated Financial Statements.

PARAMOUNT RESOURCES LTD. Consolidated Statement of Shareholders’ Equity ($ thousands, except as noted)

Year ended December 31	2009		2008
Share Capital	Shares (000’s)		Shares (000’s)
Balance, beginning of year	66,741	$ 302,727	67,681	$ 313,828
Issued	6,111	92,767	75	1,198
Tax effect of flow-through share renunciations and other	–	–	–	(7,753)
Common shares repurchased	(616)	(2,815)	(1,015)	(4,601)
Change in unvested common shares for stock incentive plan	(178)	408	–	55

Balance, end of year	72,058	$ 393,087	66,741	$ 302,727

Contributed Surplus
Balance, beginning of year		$ 2,398		$ 1,375
Stock-based compensation expense on investees’ options		492		1,023
Balance, end of year		$ 2,890		$ 2,398

Retained Earnings
Balance, beginning of year		$ 473,362		$ 593,450
Common shares repurchased		(1,404)		(2,675)
Change in value of unvested common shares for stock incentive plan		(329)		(790)
Net loss		(97,884)		(116,623)
Balance, end of year		$ 373,745		$ 473,362

Accumulated Other Comprehensive Income
Balance, beginning of year		$ –		$ (4)
Other comprehensive income, net of tax of $429		3,188		4
Balance, end of year		$ 3,188		$ –
Total Shareholders’ Equity		$ 772,910		$ 778,487
See the accompanying notes to these Consolidated Financial Statements.

Consolidated Statement of Comprehensive Loss ($ thousands)

Year ended December 31	2009	2008
Net loss	$ (97,884)	$ (116,623)
Other comprehensive income (loss), net of tax
Change in unrealized gain (loss) on available-for-sale investments	6,381	(5,127)
Reclassification of accumulated (gains) losses to earnings	(3,193)	5,131
Comprehensive loss	$ (94,696)	$ (116,619)
See the accompanying notes to these Consolidated Financial Statements.

($ THOUSANDS, EXCEPT AS NOTED)

1.

Summary of Significant Accounting Policies

Paramount Resources Ltd. (“Paramount” or the “Company”) is an independent Canadian energy company that explores for, develops, produces, processes, transports, and markets petroleum and natural gas.  Paramount’s principal properties are located in Alberta, the Northwest Territories and British Columbia in Canada, and in North Dakota and Montana in the United States.  These Consolidated Financial Statements are stated in Canadian dollars and have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

a)

Principles of Consolidation

These Consolidated Financial Statements include the accounts of Paramount and its subsidiaries, including Summit Resources, Inc., Paramount Drilling U.S. LLC (“Paramount Drilling”) and Fox Drilling Inc. (“Fox Drilling”).

Investments in jointly controlled partnerships and unincorporated joint ventures are accounted for using the proportionate consolidation method, whereby Paramount’s proportionate share of revenues, expenses, assets, and liabilities are included in the accounts.

Investments in entities in which Paramount does not have direct or joint control over the strategic operating, investing, and financing decisions, but over which it has significant influence, are accounted for using the equity method. All other investments are accounted for as available for sale financial instruments.

b)

Measurement Uncertainty

The timely preparation of these Consolidated Financial Statements in conformity with GAAP requires that management make estimates and assumptions and use judgment that affects:  (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements; and (ii) the reported amounts of revenues and expenses during the reporting period.  Such estimates primarily relate to fair value measurements and unsettled transactions and events as of the date of the Consolidated Financial Statements.  Actual results could differ from these estimates.

Depletion, depreciation and accretion, asset retirement obligation, and impairment calculations are based on estimates of reserves, future costs, petroleum and natural gas prices and other relevant assumptions. Fair values of the Company’s investments are highly dependent on economic conditions, oil and natural gas prices, and the results of investees’ operations, among other factors. Assessments of the fair value of the Company’s investments are based on the Company’s interpretation of such information, and where available, publicly quoted trading prices of the investees’ securities. By their nature, these estimates are subject to measurement uncertainty, and the impact of changes in these estimates and assumptions on the Consolidated Financial Statements of future periods could be material.

Crown royalties for Paramount’s production in the Northwest Territories have been accrued based on the Company’s interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments from the Government of Canada for its past Northwest Territories royalty filings.  Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of audits and/or assessments by the Government of Canada.  Additional material amounts could potentially become payable.

Tax legislation, regulations, and the interpretation thereof in the various jurisdictions in which the Company operates are complex and subject to change. As such, income taxes are subject to measurement uncertainty.

c)

Revenue Recognition

Petroleum and natural gas revenues are recognized when title passes to third parties.  Revenues associated with the Company’s drilling rigs (the “Rigs”) are recognized as services are rendered and collectibility is reasonably assured. When the Rigs drill on a property owned by the Company, Paramount capitalizes its working interest share of the drilling expenses, and eliminates the intercompany drilling revenue and profit.

d)

Cash and Cash Equivalents

Cash and cash equivalents are recorded at cost and include short-term investments with original maturities of three months or less.

e)

Property, Plant and Equipment

Paramount follows the successful efforts method of accounting for its petroleum and natural gas operations. Under this method, all development costs, including property acquisitions and costs of drilling and equipping development wells are capitalized. Costs of drilling exploratory wells are initially capitalized, pending determination of proved reserves. If economically recoverable reserves are not found, such costs are charged to earnings as dry hole expense. If hydrocarbons are found, but further appraisal activity is required to conclude whether they are economically recoverable, the costs continue to be carried as an asset. All such costs are subject to management review at least once per year to confirm that sufficient progress is being made to develop the discovery. Exploratory geological and geophysical costs and annual lease rentals are expensed as incurred.

Producing areas and significant unproved properties are assessed annually, or more frequently as economic events dictate, for potential impairment.  If the carrying value of the oil and gas assets is assessed not to be fully recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the aggregate discounted cash flows expected from the production of proved plus probable reserves.

Paramount’s Rigs are recorded at cost, including costs of direct material, labour, and overhead. Costs incurred to extend the useful life of the Rigs or to increase their capabilities are capitalized. Costs incurred to maintain and repair the Rigs are expensed as incurred.

f)

Depletion and Depreciation

Capitalized costs of proved oil and gas properties are depleted using the unit-of-production method.  For purposes of these calculations, natural gas production and reserves are converted to barrels of oil equivalent on the basis of six thousand cubic feet per barrel. Depletion rates are revised annually, or more frequently when events dictate. Exploratory costs and unproved properties are not depleted while under active evaluation for commercial reserves.

Capitalized costs of gas plants, gathering systems and production equipment are depreciated on a unit-of-production basis over the proved developed reserve life of the field to which they relate.

Leasehold improvements are amortized over the term of the lease. Other assets are depreciated on a declining balance method at rates varying from 35 to 50 percent.

The Rigs and significant components are depreciated over their expected useful lives, varying from 1,000 to 3,600 drilling days.

Change in Estimate

Effective December 31, 2009, the Company adopted the Financial Accounting Standards Board update for Oil and Gas Reserve Estimation and Disclosures applicable to Accounting Standards Codification Topic 932 (“ASC 932”). The ASC 932 update changes the pricing methodology for proved reserves used in calculating depletion from end of period pricing to an average of first day of month pricing for 12 months, consistent with the modernized US Securities and Exchange Commission reserves definition. ASC 932 is considered a change in accounting estimate and therefore was adopted prospectively and applied to the quarter ended December 31, 2009 consistent with the Company’s policy. The effect of adopting ASC 932 for the year ended December 31, 2009 was to increase depletion expense by $7.2 million, decrease future income tax expense by $1.9 million, decrease net earnings by $5.3 million, and decrease basic and diluted earnings per share by $0.08.

g)

Asset Retirement Obligations

Asset retirement obligations include those legal obligations where Paramount will be required to retire tangible long-lived assets.  The Company recognizes the present value of an asset retirement obligation in the period in which it is incurred and when its fair value can be reasonably estimated. The fair value of asset retirement costs are capitalized as part of the related long-lived asset and depreciated on the same basis as the underlying asset. The asset retirement obligation is adjusted for the passage of time, which is recognized as accretion expense, and for revisions to the timing or the amount of the estimated liability. Actual costs incurred are charged against the asset retirement obligation to the extent of the liability recorded. Differences between the actual costs incurred and the liability are recognized in earnings, when reclamation of the field is completed.

h)

Goodwill

Goodwill is not amortized, but is assessed by Paramount for impairment at least annually.  Impairment is assessed based on a comparison of the fair value of each reporting unit to its carrying value, including goodwill.  Any excess of the carrying value of the properties, including goodwill, over the fair value is written off as an impairment charge.

i)

Foreign Currency Translation

Paramount’s functional currency is the Canadian dollar. The Company’s foreign operations are integrated and therefore, translated into Canadian dollars using the temporal method.

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date.  Non-monetary assets and liabilities are translated at rates in effect on the dates the assets were acquired or liabilities incurred. Results of foreign operations are translated into Canadian dollars at the monthly average exchange rates for revenues and expenses, except for depreciation and depletion which are translated at the rate of exchange applicable to the related assets.  Resulting translation gains and losses are included in earnings.

j)

Financial Instruments, Comprehensive Income and Hedges

Paramount periodically uses derivative instruments such as forwards, futures, swaps and options to manage its exposure to fluctuations in petroleum and natural gas prices, foreign exchange rates, and interest rates.

Financial Instruments

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods is dependent upon whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the standard. Paramount does not presently employ hedge accounting for any of its financial instruments.

Held-for-trading financial assets and financial liabilities are measured at fair value, with changes in fair values recognized in earnings. Available-for-sale financial assets are measured at fair value, with changes in fair values recognized in other comprehensive loss (“OCI”), net of tax. Held-to-maturity financial assets, loans and receivables and other financial liabilities, including transaction costs, are measured at amortized cost using the effective interest method of amortization. Derivative financial instruments are classified as held-for-trading unless designated for hedge accounting. Effective January 1, 2009, the Company adopted the accounting provisions of Emerging Issues Committee (“EIC”) Abstract EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. EIC 173 requires an entity’s own credit risk and the credit risk of its counterparties to be considered when determining the fair value of financial assets and financial liabilities, including derivative instruments. Adopting this accounting change did not have a material effect on the Company’s financial statements.

Where Paramount designates and documents a contract as a “normal sales exception”, its fair value is not recognized in the Consolidated Financial Statements prior to settlement. Where Paramount does not use the “normal sales exception”, a contract is measured at fair value and changes in its fair value are recognized in earnings.

Paramount recognizes earnings and cash flow effects of derivatives with the related underlying items.

Comprehensive Income

For Paramount, OCI is comprised of the changes in the market value of available-for-sale investments.  OCI is presented in the Consolidated Statement of Comprehensive Loss. The cumulative changes in OCI are included in accumulated other comprehensive income, which is presented within shareholders’ equity.

k)

Income Taxes

Paramount follows the liability method of accounting for income taxes.  Under this method, future income taxes are recognized for the effect of any difference between the carrying amount of an asset or liability reported in the Consolidated Financial Statements and its respective tax basis, using substantively enacted income tax rates.  Accumulated future income tax balances are adjusted to reflect changes in substantively enacted income tax rates, with adjustments being recognized in earnings in the period in which the change occurs.

l)

Flow-Through Shares

As permitted under the Income Tax Act (Canada), the tax attributes of eligible expenditures incurred with the proceeds of flow-through share issuances are renounced to subscribers.  On the date that Paramount files the renouncement documents with the tax authorities, a future income tax liability is recognized and shareholders’ equity is reduced for the tax effect of expenditures renounced to subscribers.

m)

Stock-Based Compensation

Stock Options

Paramount uses the intrinsic value method to recognize compensation expense for stock options, whereby a liability and expense are recorded over the vesting period of the options, based on the difference between the market price or fair value of the underlying securities and the option exercise price.  When options are surrendered for cash, the cash settlement paid reduces the outstanding liability.  When options are exercised for common shares, consideration paid by the option holder and the previously recognized liability associated with the options are recorded as an increase to share capital.

Stock Appreciation Rights

Stock Appreciation Rights (“SARs”) and Holdco Stock Appreciation Rights (“Holdco SARs”) entitled the holder to receive a cash payment equal to the difference between the fair market value and the stated exercise price of an underlying security or notional security on the date of surrender, and were accounted for using the intrinsic value method.

Stock Incentive Plan

Paramount’s stock incentive plan provides that rights to Common Shares may be awarded to employees annually. Common Shares are purchased in the open market and held by an independent trustee until the completion of the vesting period. Generally, one third of an award vests immediately, with the remaining tranches vesting annually over two years. The unvested Common Shares balance is recorded as a reduction of share capital. The fair value of the Common Shares awarded is recognized in stock-based compensation over the vesting period, with a corresponding charge to equity.

n)

Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s financial statement presentation.

o)

Changes in Accounting Policies

Effective December 31, 2009, the Company adopted amendments to CICA Handbook section 3862 – “Financial Instruments – Disclosures”. The amendments include a three level fair value disclosure hierarchy related to financial instruments and improved liquidity risk disclosures associated with financial instruments. The impact of these amendments is included in Note 11.

Future Changes in Accounting Policies

In January 2009, the CICA issued Handbook section 1582 – “Business Combinations”, replacing section 1581 – “Business Combinations”.  The new standard requires that the purchase price of a business combination is based on the fair value of any shares exchanged at the exchange date. Current practice permits valuing the shares for a reasonable period before and after the acquisition is announced. The new standard also requires that all acquisition costs associated with the acquisition be expensed, rather than capitalized as part of the acquisition, that contingent liabilities are recognized at fair value at the acquisition date and subsequently re-measured through earnings until settled, rather than recognized when virtually certain, and that negative goodwill is recognized in earnings, rather than allocated back to non-monetary assets. Section 1582 is effective on January 1, 2011 with prospective application and early adoption permitted.

In January 2009, the CICA issued Handbook section 1601 – “Consolidations” and 1602 “Non-controlling Interests”, together replacing section 1600 – “Consolidations”. Section 1601 establishes standards for the preparation of consolidated financial statements, and is effective on January 1, 2011 with early adoption permitted. Section 1602 requires Non-controlling Interests (“NCI”) to be presented within equity and re-measured at fair value in the event of a change in control. Currently an increase in an investment is recorded using the purchase method and a decrease in an investment recorded as a sale with a corresponding gain or loss. In addition, NCI may be recognized at fair value or at the proportionate share of the fair value of the acquired net assets. Currently, NCI is recorded at the carrying amount, unless the NCI has an obligation to fund the losses, in which case the NCI would be in deficit position. Section 1602 is effective on January 1, 2011 with early adoption permitted.

International Financial Reporting Standards

The Accounting Standards Board of Canada has announced that accounting standards in Canada, as used by publicly accountable enterprises, will be converted to International Financial Reporting Standards for fiscal years beginning on January 1, 2011. The Company is currently assessing the impacts of the conversion. The project team has identified key differences, including accounting for property, plant and equipment, stock-based compensation, and foreign currency transactions among others, developed IFRS accounting policies and new financial statement disclosures are being drafted. The Company continues to monitor the development of standards.

2.

Segmented Information

Paramount has divided its operations into three business segments established by management to assist in resource allocation, to assess operating performance and to achieve long-term strategic objectives:

•

Principal Properties: Principal properties consist of: (i) the Kaybob Corporate Operating Unit (“COU”), which includes properties in West Central Alberta; (ii) the Grande Prairie COU, which includes properties in the Peace River Arch area of Alberta; (iii) the Northern COU, which includes properties in Northern Alberta, the Northwest Territories and Northeast British Columbia; and (iv) the Southern COU, which includes properties in Southern Alberta, Saskatchewan, Montana and North Dakota.

•

Strategic Investments: Strategic Investments include investments in other entities, including affiliates, and development stage assets where there is no near-term expectation of production, but a longer-term value proposition based on spin-outs, dispositions, or future revenue generation. The three rigs owned by Paramount Drilling and Fox Drilling are included in Strategic Investments.

•

Corporate: Corporate is comprised of income and expense items, including general and administrative expense and interest expense that have not been specifically allocated to Principal Properties or Strategic Investments.

In the second quarter of 2009, Paramount changed its measurement of Strategic Investments on a retroactive basis, to include an allocation of general and administrative costs and stock-based compensation.

Year ended December 31, 2009	Principal Properties	Strategic Investments	Corporate	Inter-segment Eliminations	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 141,012	$ –	$ –	$ –	$ 141,012
Gain on financial commodity contracts	5,277	–	–	–	5,277
	146,289	–	–	–	146,289
Expenses
Operating expense, production tax and transportation	70,511	–	–	–	70,511
General and administrative	–	2,510	14,707	–	17,217
Stock-based compensation	–	4,644	12,955	–	17,599
Depletion, depreciation and accretion	140,388	1,154	959	(904)	141,597
Exploration and dry hole expenses	29,389	270	–	–	29,659
Gain on sale of property, plant and equipment	(534)	–	–	–	(534)
Write-down of petroleum and natural gas assets	14,939	–	–	–	14,939
Interest and financing charges	–	489	10,725	–	11,214
Foreign exchange	–	–	(11,503)	–	(11,503)
Debt extinguishment and other	(395)	–	–	–	(395)
	254,298	9,067	27,843	(904)	290,304
Loss from investments	–	(7,333)	–	–	(7,333)
Other income	1,105	–	238	–	1,343
Drilling rig revenue	–	4,768	–	(4,388)	380
Drilling rig expense	–	(5,640)	–	2,749	(2,891)
	(106,904)	(17,272)	(27,605)	(735)	(152,516)
Inter-segment eliminations	–	(735)	–	735	–
Segment loss	$ (106,904)	$ (18,007)	$ (27,605)	$ –	(152,516)
Income and other tax recovery					(54,632)
Net loss					$ (97,884)

Year ended December 31, 2008	Principal Properties	Strategic Investments	Corporate	Inter-segment Eliminations	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 270,261	$ –	$ –	$ –	$ 270,261
Gain on financial commodity contracts	34,140	–	–	–	34,140
	304,401	–	–	–	304,401
Expenses
Operating expense, production tax and transportation	87,799	–	–	–	87,799
General and administrative	–	3,298	22,648	–	25,946
Stock-based compensation	–	(308)	4,264	–	3,956
Depletion, depreciation and accretion	117,289	2,660	1,675	(539)	121,085
Exploration and dry hole expenses	18,581	–	–	–	18,581
Gain on sale of property, plant and equipment	(9,068)	–	–	–	(9,068)
Write-down of petroleum and natural gas assets	40,416	–	–	–	40,416
Write-down of goodwill	10,258	–	–	–	10,258
Interest and financing charges	–	–	9,903	–	9,903
Foreign exchange	–	–	3,297	–	3,297
Debt extinguishment and other	5,513	–	381	–	5,894
	270,788	5,650	42,168	(539)	318,067
Loss from investments	–	(93,375)	–	–	(93,375)
Other income	–	–	3,018	–	3,018
Drilling rig revenue	–	19,706	–	(16,076)	3,630
Drilling rig expense	–	(8,332)	–	6,797	(1,535)
	33,613	(87,651)	(39,150)	(8,740)	(101,928)
Inter-segment eliminations	–	(8,740)	–	8,740	–
Segment earnings (loss)	$ 33,613	$ (96,391)	$ (39,150)	$ –	(101,928)
Income and other tax expense					14,695
Net loss					$ (116,623)

Capital Expenditures
For the year ended December 31	2009	2008
Principal Properties	$ 94,692	$ 181,261
Strategic Investments	17,543	14,833
Corporate	79	1,026
	$ 112,314	$ 197,120

Total Assets
As at December 31	2009	2008
Principal Properties	$ 685,108	$ 780,188
Strategic Investments	291,083	279,391
Corporate	125,784	84,978
	$ 1,101,975	$ 1,144,557

Capital expenditures for Principal Properties during the year ended December 31, 2009 include $2.2 million (2008 – $7.3 million) of drilling expenses for services provided by Paramount Drilling and Fox Drilling.

Geographical Information
2009	Property, Plant and Equipment	Revenue	Capital Expenditures
Canada	$ 641,163	$ 135,427	$ 101,028
United States	75,072	26,244	11,286
Total	$ 716,235	$ 161,671	$ 112,314

2008	Property, Plant and Equipment	Revenue	Capital Expenditures
Canada	$ 648,527	$ 274,026	$ 116,923
United States	117,576	44,062	80,197
Total	$ 766,103	$ 318,088	$ 197,120

3.

Property, Plant and Equipment

	2009			2008
	Cost	Accumulated Depletion and Depreciation	Net Book Value	Net Book Value
Petroleum and natural gas assets	$ 1,817,004	$ (1,148,007)	$ 668,997	$ 725,796
Drilling rigs	47,805	(3,172)	44,633	36,689
Other	19,748	(17,143)	2,605	3,618
	$ 1,884,557	$ (1,168,322)	$ 716,235	$ 766,103

Capitalized costs of $165.3 million are currently not subject to depletion (2008 - $219.3 million).

At December 31, 2009, the Company recorded an impairment charge on its petroleum and natural gas assets of $14.9 million (2008 – $40.4 million) due to an excess of carrying value over net realizable value determined with reference to the Company’s year-end independent reserves evaluation. In 2008, the Company recognized a $10.3 million impairment charge of goodwill due to an excess of carrying value over the fair value of its reporting units.

Continuity of Suspended Exploratory Well Costs

	2009	2008
Balance, beginning of year	$ 39,575	$ 53,619
Additions pending the determination of proved reserves	66,506	57,463
Reclassifications to proved reserves	(62,347)	(60,008)
Well costs charged to dry hole expenses	(24,343)	(11,380)
Wells sold	–	(119)
Balance, end of year	$ 19,391	$ 39,575

Aging of Capitalized Exploratory Well Costs

	2009	2008
Exploratory well costs capitalized for one year or less	$ 13,059	$ 15,146
Exploratory well costs capitalized for greater than one year	6,332	24,429
Balance, end of year	$ 19,391	$ 39,575
Number of projects capitalized for more than one year	20	61

At December 31, 2009, capitalized costs of suspended exploratory wells primarily relate to projects where infrastructure decisions are dependent upon environmental conditions and production capacity, or where Paramount is continuing to assess reserves and their potential development. At December 31, 2009, the Company recorded dry hole expenses on suspended exploratory wells costs of $24.3 million. The dry hole expenses were related to wells that have been suspended for more than one year, and where it was determined that sufficient progress was no longer being made in assessing reserves.

4.

Investments

	2009		2008
	(Shares/Units) (000’s)		(Shares/Units) (000’s)
Equity accounted investments:
Trilogy Energy Trust (“Trilogy”)	23,995	$ 104,472	22,338	$ 113,641
MGM Energy Corp. (“MGM Energy”)	43,834	5,876	43,834	8,328
Paxton Corporation	1,750	4,574	1,750	4,884
Other		4,280		4,000
		119,202		130,853
Available-for-sale investments:
MEG Energy Corp. (“MEG Energy”)	3,700	101,750	3,700	101,750
NuLoch Resources Inc. (“NuLoch”)	6,579	5,921	6,141	1,412
Redcliffe Exploration Inc. (“Redcliffe”)	19,667	7,210	–	–
Other		503		408
		$ 234,586		$ 234,423

Income (loss) from investments is composed of the following:

	For the year ended December 31, 2009
	Equity income (loss)	Dilution gain (loss)	Income (loss) from investments
Equity accounted investments:
Trilogy	$ (16,215)	$ 8,458	$ (7,757)
MGM Energy	(1,192)	(1,548)	(2,740)
Paxton Corporation	(310)	–	(310)
Other	281	–	281
	$ (17,436)	$ 6,910	(10,526)
Gain on sale of NuLoch			3,193
			$ (7,333)

	For the year ended December 31, 2008
	Equity income (loss)	Dilution gain (loss)	Impairment charge	Income (loss) from investments
Equity accounted investments:
Trilogy	$ 23,690	$ –	$ –	$ 23,690
MGM Energy	(17,158)	(3,785)	(41,810)	(62,753)
Other	701	64	–	765
	$ 7,233	$ (3,721)	(41,810)	(38,298)
Available-for-sale investments:
MEG Energy			(49,950)	(49,950)
NuLoch			(4,594)	(4,594)
Other			(533)	(533)
			$ (96,887)	$ (93,375)

During 2009, Paramount participated in Trilogy’s distribution reinvestment plan (“DRIP”), acquiring an additional 1.7 million units (2008 – 4.6 million units) for $10.4 million. Paramount allocated $4.9 million (2008 - $29.5 million) of the aggregate purchase price differential of $6.6 million (2008 - $35.6 million) to property, plant and equipment. The purchase price differential applicable to property, plant and equipment is being amortized into equity earnings over the life of Trilogy’s proved reserves and the remaining purchase price differential of $1.7 million (2008 - $6.1 million) is not subject to amortization. In October 2009, Trilogy issued 10 million trust units. Paramount did not participate in the offering, and as a result recognized a dilution gain of $8.5 million. As a result of these transactions, Paramount’s equity interest was reduced to 21.7 percent at December 31, 2009 from 23.3 percent at December 31, 2008.

In the first quarter of 2009, MGM Energy filed renouncement documents with tax authorities relating to flow-through shares issued during 2008, resulting in Paramount recording a $1.5 million dilution loss. In October 2009, MGM Energy issued 19.6 million common shares and 6.7 million flow-through common shares. Paramount did not participate in this offering, and its equity interest was reduced to 15.1 percent at December 31, 2009 from 16.7 percent at December 31, 2008.

During 2009, the Company purchased 19.6 million Class A shares of Redcliffe for $4.9 million, and 0.1 million Class B shares for $0.1 million. As of December 31, 2009, Paramount owned 16.6 percent of Redcliffe’s outstanding Class A shares and 3.8 percent of Redcliffe’s outstanding Class B shares.

In September 2009, Paramount sold its 6.1 million Class A common shares of NuLoch for proceeds of $4.6 million. In October 2009, the Company acquired 6.6 million Class A common shares of NuLoch for $4.6 million.

5.

Drilling Rig Loan

During 2009, Paramount entered into a $30.4 million demand loan facility (the “Drilling Rig Loan”) with a Canadian bank. Interest is payable at the bank’s prime lending rate or bankers’ acceptance rate, as selected at the discretion of the Company, plus an applicable margin. The loan was drawn in full at closing. Recourse and security for the Drilling Rig Loan is limited to three drilling rigs and drilling contracts guaranteed by Paramount. The current carrying value of the rigs is $44.6 million. The effective interest rate on the loan for the period ended December 31, 2009 was 3.9 percent. During the fourth quarter of 2009, Paramount made a principal repayment of $1.0 million. Unless demanded by the bank, the remaining annual scheduled principal repayments are as follows: 2010 - $2.5 million; 2011 - $4.0 million; 2012 - $5.1 million; 2013 - $5.1 million and 2014 - $12.7 million.

6.

Long-Term Debt

	2009	2008
Canadian Dollar Denominated Debt
Bank credit facility	$ –	$ –
U.S. Dollar Denominated Debt
8 1/2 percent US Senior Notes due 2013 (US$90.2 million)	94,394	110,448
	94,394	110,448
Unamortized debt financing costs	(739)	(996)
	$ 93,655	$ 109,452

Bank Credit Facility

Paramount has a $125 million senior credit facility with a syndicate of Canadian chartered banks. At December 31, 2009 no balances were drawn on the credit facility, however, Paramount had undrawn letters of credit outstanding totalling $16.2 million that reduce the amount available under the credit facility. The facility is available on a revolving basis to April 30, 2010 and can be extended a further 364 days upon request, subject to approval by the banks. In the event the revolving period is not extended, the facility would be available on a non-revolving basis for an additional year, at which time the facility would be due and payable. The facility is secured by a first fixed and floating charge over substantially all of the assets of Paramount, excluding 12.8 million Trilogy trust units, assets securing the Drilling Rig Loan, and certain oil and gas resource properties. The facility bears interest at the lenders’ prime lending rates, bankers’ acceptance or LIBOR rates, as selected at the discretion of Paramount, plus an applicable margin on any amount outstanding, depending upon Paramount’s debt to cashflow ratio and the type of borrowings selected under the facility.

US Senior Notes

In 2007 and 2008, Paramount made open market purchases of US$123.4 million principal amount of US Senior Notes, reducing the net principal outstanding to US$90.2 million at December 31, 2008 from the original balance of US$213.6 million. The Company has not cancelled the repurchased notes. The US Senior Notes bear interest at 8.5 percent per annum, mature on January 31, 2013, and are redeemable at par plus a redemption premium, if applicable, of up to 1.25 percent, if redeemed after January 31, 2010. They are secured by 12.8 million of the Trilogy trust units held by Paramount.

7.

Asset Retirement Obligations

	2009	2008
Asset retirement obligations, beginning of year	$ 87,237	$ 97,359
Disposal of properties	(88)	(3,664)
Liabilities incurred	2,693	1,920
Revision in estimated costs of abandonment	9,334	(9,587)
Liabilities settled	(4,050)	(8,400)
Accretion expense	8,603	8,877
Foreign exchange	(267)	732
Asset retirement obligations, end of year	$ 103,462	$ 87,237

The undiscounted asset retirement obligations at December 31, 2009 total $227.4 million (December 31, 2008 – 215.7 million), which have been discounted using credit-adjusted risk-free rates between 7 7/8 percent and 9 1/2 percent. These obligations will be settled over the useful lives of the assets which extend up to 45 years.

8.

Share Capital

Authorized

Paramount’s authorized capital is comprised of an unlimited number of voting Class A Common Shares and an unlimited number of non-voting Preferred Shares issuable in series, both of such classes of shares being without par value.

Normal Course Issuer Bid

In November 2008, Paramount received regulatory approval under Canadian securities laws to purchase Common Shares under a Normal Course Issuer Bid (“NCIB”), commencing November 20, 2008 for a twelve month period. Under the NCIB, Paramount was permitted to purchase for cancellation up to 3,387,456 Common Shares. During 2009, Paramount purchased 615,600 Common Shares under the NCIB for a total cost of $4.2 million, of which $2.8 million was charged to share capital and $1.4 million was charged to retained earnings. Including NCIB purchases in 2008, a total of 1,623,900 Common Shares were purchased by Paramount under the NCIB for a total cost of $11.4 million.

Share Issuances

In October 2009, Paramount issued 1,000,000 Canadian Development Expense flow-through Common Shares for gross proceeds of $16.9 million to a company controlled by Paramount’s Chairman and Chief Executive Officer.

In November of 2009, Paramount issued 500,000 Canadian Exploration Expense flow-through Common Shares for gross proceeds of $9.4 million through a private placement, and 4,500,000 Common Shares for gross proceeds of $67.5 million through a public offering.

Costs for the 2009 share issuances were $2.5 million, net of $0.9 million future tax benefits.

Weighted Average Shares Outstanding

(thousands of Common Shares)	2009	2008
Weighted average Common Shares outstanding – Basic	67,039	67,671
Dilutive effect of stock options	–	–
Weighted average Common Shares outstanding – Diluted	67,039	67,671

9.

Stock-based Compensation

Paramount Options

Paramount has a stock option plan that enables the Board of Directors or its Compensation Committee to grant to key employees and directors options to acquire Common Shares of the Company (“Paramount Options”).  The exercise price of a Paramount Option is equal to the closing market price of the Common Shares on the day preceding the grant date.  Paramount Options generally vest over five years and expire within six years after the grant date.

	2009		2008
	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number
	($ / share)		($ / share)
Balance, beginning of year	$ 14.48	6,117,700	$ 19.49	6,430,000
Granted	9.73	2,344,000	7.54	2,551,000
Exercised	7.89	(121,500)	7.66	(292,600)
Cancelled or surrendered	18.86	(3,768,700)	20.88	(2,570,700)
Balance, end of year	$ 8.61	4,571,500	$ 14.48	6,117,700
Options exercisable, end of year	$ 7.51	1,208,834	$ 12.79	1,708,433

Additional information about Paramount Options outstanding at December 31, 2009 is as follows:

	Outstanding			Exercisable
	Number	Weighted Average Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Exercise Prices		(years)	($ / share)		($ / share)
$ 6.22-$10.00	3,582,500	4.0	$ 7.34	1,176,834	$ 7.34
$10.01-$13.54	989,000	5.1	13.20	32,000	13.54
Total	4,571,500	4.2	$ 8.61	1,208,834	$ 7.51

Stock Appreciation Rights

In 2008, the Company issued 1,280,000 SARs to certain employees, which entitled the holder to receive a cash payment equal to the difference between the market price of the Company’s Common Shares and the exercise price on date of surrender. The SARs had a weighted average contractual life of five years at December 31, 2008 and a vesting period of four years. The exercise price of the SARs of $7.34 was equal to the closing market price of the Common Shares on the grant date.

In February 2009, the SARS were surrendered and cancelled in exchange for the same number of Paramount Options with the same exercise price and vesting terms.

Holdco Options and Holdco Stock Appreciation Rights

As a result of the 2005 spinout of Trilogy, Paramount transferred 2.3 million of the Trilogy trust units it received through the spinout to a wholly-owned, non-public subsidiary of Paramount (“Holdco”).

Each Holdco option entitled the holder thereof to acquire from Paramount, common shares of Holdco (each a “Holdco Option”).  Holdco’s shares were not listed for trading on any stock exchange.  As a result, holders of Holdco Options had the right, alternatively, to surrender options for cancellation in return for a cash payment from Paramount.  The amount of the payment in respect of each Holdco share subject to the surrendered option was the difference between the fair market value of a Holdco share at the date of surrender and the exercise price.  The fair value of a Holdco share was based on the fair market value of the Trilogy trust units held and any after-tax cash and investments (resulting from distributions on the Trilogy trust units).

In October of 2008, all remaining Holdco Options were cancelled and replaced with Holdco SARs on an economically equivalent basis to the option holder. All of the Holdco SARs were either exercised or expired in 2009.

Holdco SARs	2009		2008
	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number
	($ / share)		($ / share)
Balance, beginning of year	$ 12.71	109,541	$ –	–
Issued	–	–	12.63	111,521
Exercised	9.38	(20,458)	8.60	(1,980)
Cancelled or surrendered	13.47	(89,083)	–	–
Balance, end of year	$ –	–	$ 12.71	109,541
Exercisable, end of year	$ –	–	$ 12.36	93,703

10.

Income Taxes

The following table reconciles income taxes calculated at the Canadian statutory rate to Paramount’s recorded income tax expense:

Year ended December 31	2009	2008
Earnings (loss) before tax	$ (152,516)	$ (101,928)
Effective Canadian statutory income tax rate	29.15%	29.69%
Expected income tax expense (recovery)	$ (44,458)	$ (30,262)
Increase (decrease) resulting from:
Statutory and other rate differences	906	(2,209)
Non-taxable portion of (gain) loss	(14,755)	23,999
(Income) loss from investments and other	(1,088)	7,030
De-recognition of future tax assets	755	16,314
Stock-based compensation	4,631	180
Other	(623)	(357)
Income and other tax expense (recovery)	$ (54,632)	$ 14,695

Components of Future Income Tax Asset (Liability)

Paramount has a future tax asset in respect of its United States operations and a future tax liability in respect of its Canadian operations.

	2009	2008
Future income tax asset
Property, plant and equipment	$ 6,206	$ 5,992
Asset retirement obligations	1,456	585
Non-capital and net operating losses	22,050	20,570
Other	228	83
	$ 29,940	$ 27,230
Future income tax (liability)
Timing of partnership items	$ (31,370)	$ (53,687)
Property, plant and equipment	(19,293)	(38,178)
Investments	(400)	79
Asset retirement obligations	25,116	21,610
Other	(15,247)	(14,994)
	$ (41,194)	$ (85,170)

Paramount has $136.0 million (2008 - $160.5 million) of unused tax losses expiring between 2014 and 2029. In addition, Paramount has $227.6 million (2008 – $223.4 million) of deductible temporary differences in respect of investments for which no future income tax asset has been recognized.

11.

Financial Instruments and Risk Management

Financial Instruments

Financial instruments at December 31, 2009 consisted of cash and cash equivalents, accounts receivable, risk management assets, available-for-sale investments, the Drilling Rig Loan, accounts payable and accrued liabilities, and long-term debt.

Fair Values of Financial Assets and Liabilities

Risk management assets are carried at fair value, which are based on forward market curves and compared to quotes provided by financial institutions. The carrying value of Paramount’s long-term debt is measured at amortized cost. The US Senior Notes had a market value of 100.4 percent of their principal amount at December 31, 2009.

Available-for-sale investments that are publicly traded are carried at market value. The investment in MEG Energy is carried at cost, net of impairment, because MEG Energy is a private corporation and its common shares are not traded in an active market. Paramount has no immediate plans to dispose of its available-for-sale investments.

The three-level hierarchy for fair value measurements is based upon the transparency of inputs to the valuation of financial instruments recognized at fair value. The three levels are defined as follows:

• Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

• Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

• Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

At December 31, 2009, Paramount’s publicly traded available-for-sale investments were classified as level 1 fair values and risk management assets were classified as level 2 fair values. The carrying value of all other financial instruments approximates their fair value due to their short-term maturities.

Risk management instruments outstanding at December 31, 2009 are as follows:

Instruments	Total Notional	Average Price	Fair Value	Remaining Term
Gas – AECO Swaps	30,000 GJ/d	Fixed - CAD$5.53/GJ	$ 2,187	January 2010 - October 2010

The changes in fair values of risk management assets and liabilities are as follows:

	2009			2008
	Commodity	Foreign Exchange	Total	Commodity	Foreign Exchange	Total
Fair value, beginning of year	$ 9,807	$ 9,883	$ 19,690	$ (6,941)	$ (22,039)	$ (28,980)
Changes in fair value	5,277	2,322	7,599	34,140	16,148	50,288
Settlements paid (received)	(12,897)	(12,205)	(25,102)	(17,392)	15,774	(1,618)
Fair value, end of year	$ 2,187	$ -	$ 2,187	$ 9,807	$ 9,883	$ 19,690

Paramount has an outstanding commitment to sell 3,400 GJ/d of natural gas at $2.73/GJ plus an escalation factor to 2011, which has a fair value loss of $4.1 million at December 31, 2009 (December 31, 2008 – loss of $10.7 million). The Company has designated this contract as normal sales exception, and as a result, does not recognize the fair value of the contract in the Consolidated Financial Statements.

Risk Management

Paramount is exposed to market risks where the fair values or future cash flows of financial instruments fluctuate because of underlying changes in market prices. The principal market risks impacting Paramount are commodity price risk, foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk.

Commodity Price Risk

The Company uses financial commodity contracts from time to time to manage its exposure to commodity price volatility. At December 31, 2009, assuming all other variables are held constant, a 10 percent increase or decrease in the applicable forward market curves would have had the following impact on Paramount’s net earnings from changes in the fair value of financial commodity contracts:

	10% increase	10% decrease
Natural gas	$ (3,500)	$ 3,500

Foreign Currency Risk

The Company uses foreign exchange contracts from time to time to manage foreign exchange risks related to its US Senior Notes. Paramount is exposed to foreign currency risk on financial instruments denominated in US dollars including cash and cash equivalents, accounts receivable, risk management assets and liabilities, accounts payable and accrued liabilities, US Senior Notes and related interest. At December 31, 2009, a strengthening or weakening of the Canadian dollar relative to the US dollar by 1% would have had the following effect on Paramount’s net earnings:

	Strengthen 1%	Weaken 1%
US Senior Notes	$ 800	$ (800)

Sales prices of crude oil and natural gas are determined with reference to US benchmark prices, therefore a strengthening of the Canadian dollar relative to the US dollar will decrease the revenue received for petroleum and natural gas. Paramount’s expenditures are primarily in Canadian dollars but include capital and operating expenditures in US dollars, largely related to the Company’s US operations, and payments of interest on US Senior Notes.

Interest Rate Risk

Paramount is exposed to interest rate risk from time to time on outstanding balances on its floating rate bank credit facility and the Drilling Rig Loan, and on interest bearing cash and cash equivalents. Paramount’s US Senior Notes bear interest at a fixed rate and are subject to fair value changes as market interest rates change.

Equity Price Risk

Paramount is exposed to equity price risk associated with its investments.

Credit Risk

Paramount is exposed to credit risk on its financial instruments where a financial loss would be experienced if a counterparty to a financial asset failed to meet its obligations. The Company manages credit risk by entering into contracts with counterparties that possess high credit ratings, employing net settlement agreements, employing letters of credit, and limiting available credit when necessary. The maximum credit risk exposure at December 31, 2009 is limited to the carrying values of cash and cash equivalents, accounts receivable and risk management assets. Accounts receivable include balances due from customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risk.

Liquidity Risk

Liquidity risk is the risk that Paramount will be unable to meet its financial obligations. The Company manages liquidity risk by ensuring that it has sufficient cash, credit facilities and other financial resources available to meet its obligations.

The Company forecasts cash flows for a period of at least 12 months to identify financial requirements. These requirements are met through a combination of cash flows from operations, credit facilities, dispositions of assets, and accessing capital markets.

Contractual obligations related to financial liabilities are as follows:

	2010	2011	2012	2013	2014	Total
Drilling rig loan, including interest	$ 3,594	$ 5,281	$ 6,091	$ 5,838	$ 13,007	$ 33,811
Accounts payable and accrued liabilities	46,162	–	–	–	–	46,162
US Senior Notes, including interest	8,050	8,050	8,050	98,736	–	122,886
	$ 57,806	$ 13,331	$ 14,141	$ 104,574	$ 13,007	$ 202,859

12.

Capital Structure

Paramount’s primary objectives in managing its capital structure are to:

(i)

maintain a flexible capital structure which optimizes the cost of capital at an acceptable level of risk;

(ii)

maintain sufficient liquidity to support ongoing operations, capital expenditure programs, strategic initiatives, and the repayment of debt obligations when due; and

(iii)

maximize shareholder returns.

Paramount manages its capital structure to support current and future business plans and periodically adjusts the structure in response to changes in economic conditions and the risk characteristics of the Company’s underlying assets and operations. Paramount monitors metrics such as the Company’s debt-to-equity and debt-to-cash flow ratios, among others, to measure the status of its capital structure. The Company has not established fixed quantitative thresholds for such metrics. The capital structure may be adjusted by issuing or repurchasing shares, issuing or repurchasing debt, refinancing existing debt, modifying capital spending programs, and disposing of assets, the availability of any such means being dependent upon market conditions.

Paramount’s capital structure consists of the following:

	2009	2008
Working capital(1)	$ (43,485)	$ (12,919)
US Senior Notes (excluding unamortized financing fees)	94,394	110,448
Net Debt	50,909	97,529
Share capital	393,087	302,727
Contributed surplus	2,890	2,398
Retained earnings	373,745	473,362
Accumulated other comprehensive income	3,188	–
Total Capital	$ 823,819	$ 876,016

(1) Excludes risk management assets and liabilities and stock-based compensation liabilities.

Paramount is subject to certain covenants under its credit facility, the Drilling Rig Loan, and US Senior Note agreements. The Company maintained compliance with all such covenants during the year. The covenants contain certain restrictions on Paramount’s ability to repurchase equity, issue or refinance debt, acquire or dispose of assets, and pay dividends.

13.

Consolidated Statement of Cash Flows – Selected Information

Items not involving cash

Year ended December 31	2009	2008
Financial commodity contracts	$ 7,620	$ (16,748)
Stock-based compensation	17,553	(2,638)
Depletion, depreciation and accretion	141,597	121,085
Gain on sale of property, plant and equipment	(534)	(9,068)
Write-down of petroleum and natural gas assets	14,939	40,416
Write-down of goodwill	–	10,258
Foreign exchange	(15,274)	6,722
Distributions in excess of equity earnings and dilution	25,559	18,073
Impairment charge - investments	–	96,887
Future income tax	(53,743)	18,758
Debt extinguishment, interest and other	(206)	1,876
	$ 137,511	$ 285,621

Changes in non-cash working capital

Year ended December 31	2009	2008
Short-term investments	$ –	$ 19,748
Accounts receivable	19,716	18,261
Prepaid expenses and other	(570)	348
Account payable and accrued liabilities	(36,651)	$ (9,532)
	$ (17,505)	$ 28,825
Operating activities	$ 11,797	$ 15,310
Investing activities	(29,302)	13,515
	$ (17,505)	$ 28,825

Supplemental cash flow information

Year ended December 31	2009	2008
Interest paid	$ 11,640	$ 11,092
Current and other tax paid	$ 159	$ 1,048

Components of cash and cash equivalents

As at December 31	2009	2008
Cash	$ 23,250	$ 29,154
Cash equivalents	69,988	24,977
	$ 93,238	$ 54,131

14.

Related Party Transactions

Service Agreements

Paramount provides certain operational and administrative services to Trilogy Energy Ltd., a wholly-owned subsidiary of Trilogy, and MGM Energy, at cost and cost plus 10 percent, respectively. Transactions with Trilogy and MGM Energy are settled monthly.  In addition, as a result of the respective spinouts, certain employees of Trilogy hold Paramount Options. Stock-based compensation expense related to these awards accrues to Paramount. The following table summarizes the related party transactions:

Year ended December 31	2009		2008
	Trilogy	MGM Energy	Trilogy	MGM Energy
Services agreement	$ 465	$ 55	$ 318	$ 229
Stock-based compensation	55	–	565	–
	$ 520	$ 55	$ 883	$ 229

Paramount also has transactions with Trilogy and Paramount Energy Operating Corp. (“PEOC”) in the normal course of business, including joint venture operations.  PEOC is a wholly-owned subsidiary of Paramount Energy Trust, and related by common significant influence.  These transactions are recorded at their exchange amounts.

In August of 2008, Paramount entered into an agreement with a supplier for the construction of a significant portion of a third drilling rig for US$8.2 million.  For the year ended December 31, 2008, US$6.5 million had been paid to the supplier. At December 31, 2009, the supplier was paid in full. An individual who indirectly owns part of the supplier is also a director of a company affiliated with Paramount.

15.

Commitments and Contingencies

Commitments

Paramount had the following commitments as at December 31, 2009:

	2010	2011	2012	2013	2014	After 2014
Pipeline transportation commitments (1)	$ 13,167	$ 11,846	$ 9,430	$ 5,198	$ 5,142	$ 38,276
Operating leases	5,765	1,353	1,083	–	–	–
Total	$ 18,932	$ 13,199	$ 10,513	$ 5,198	$ 5,142	$ 38,276

(1)

Certain of the pipeline transportation commitments are secured by outstanding letters of credit totaling $3.6 million at December 31, 2009.

Flow-Through Shares

In the fourth quarter of 2009, the Company committed to renounce $9.4 million of Canadian exploration expenses and $16.9 million of Canadian development expenses pursuant to flow-through share issuances. The Company has until December 31, 2010 to incur these expenditures.

Contingencies

Paramount is a party to various legal claims associated with the ordinary conduct of business. Paramount does not anticipate that these claims will have a material impact on its financial position.

Tax and royalty legislation and regulations, and government interpretation and administration thereof, continually changes. As a result, there are often tax and royalty matters under review by relevant government authorities. All tax filings are subject to subsequent government audit and potential reassessments.  Accordingly, the final liability may differ materially from amounts estimated and recorded.

Crown royalties for Paramount’s production from frontier lands in the Northwest Territories have been recognized in the Consolidated Financial Statements based on the Company’s interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments from the Government of Canada for its past Northwest Territories royalty filings. Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of ongoing audits and/or assessments by the Government of Canada.  Additional material amounts could potentially become payable.

16.

Subsequent Events

•

On February 5, 2010, Trilogy converted from an income trust to a corporation, named Trilogy Energy Corp., through a business combination with a private company. Paramount’s 24.1 million Trilogy units (as of February 5, 2010) were converted into 12.8 million common shares of Trilogy Energy Corp., which are pledged as security for Paramount’s US Senior Notes, and 11.3 million non-voting shares of Trilogy Energy Corp. The non-voting shares convert to common shares on a one for one basis if: i) beneficial ownership of the non-voting shares are transferred to any person that is not related to or affiliated with Paramount; or ii) Trilogy Energy Corp. exercises its right to convert the non-voting shares to common shares. Following the conversion, Paramount owned approximately 21 percent of Trilogy Energy Corp.’s equity and approximately 15 percent of the voting shares.

•

In January 2010 Paramount closed an acquisition of oil and gas properties and facilities in the Karr-Gold Creek area of the Grande Prairie COU for $8.1 million.